Exhibit 4.48
RANDGOLD RESOURCES LIMITED
AND
0858065 B.C. LTD
AND
MOTO GOLDMINES LIMITED

ARRANGEMENT AGREEMENT

DATED August 5, 2009

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TABLE OF CONTENTS
(continued)

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ARRANGEMENT AGREEMENT
     THIS ARRANGEMENT AGREEMENT dated August 5, 2009,
B E T W E E N:
RANDGOLD RESOURCES LIMITED, a corporation incorporated under the laws of Jersey (“Randgold”)
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0858065 B.C. LTD., a corporation incorporated under the laws of the Province of British Columbia (“Subco”)
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MOTO GOLDMINES LIMITED, a corporation incorporated under the laws of the Province of British Columbia (Canada) (“Moto”)
     THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:
ARTICLE 1
INTERPRETATION
1.1 Definitions
In this Agreement, unless the context otherwise requires:
“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal, expression of interest, or inquiry from any person (other than Randgold or any of its affiliates) relating to: (i) any acquisition or sale, direct or indirect, of: (a) the assets of Moto and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Moto and its subsidiaries taken as a whole; or (b) 20% or more of any voting or equity securities of Moto or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Moto and its subsidiaries; (ii) any take-over bid, tender offer or exchange offer for any class of voting or equity securities of Moto; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Moto or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Moto and its subsidiaries;
“affiliate” has the meaning ascribed thereto in the Securities Act;
“Agreement” means this arrangement agreement, together with the Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;
“AIM” means the Alternative Investment Market of the London Stock Exchange;
“AngloGold” means AngloGold Ashanti Limited, a corporation existing under the laws of South Africa;
“Approvals” means the approvals listed on Schedule 5.1(j) to the Disclosure Letter;
“Arrangement” means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto in accordance with Section 8.3 hereof or the Plan of Arrangement or at the direction of the Court;
“Arrangement Resolution” means the special resolution to be considered at the Moto Meeting, substantially in the form and content of Schedule B hereto;
“ATF” means the revised Financial and Technical Assistance Contract between OKIMO and Kibali dated July 3, 2008 as amended by an agreement dated September 30, 2008;
“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;
“BCSC” means the British Columbia Securities Commission, and includes any successor thereto;
“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in London, England, New York, New York, Toronto, Ontario, Perth, Australia or Vancouver, British Columbia;
“Cash Consideration” means US$4.47 in cash for each Moto Share which a Former Moto Shareholder may elect to receive, subject to the Cash Parameter, by making the appropriate Election;
“Cash Parameter” means US$243,787,378.72 being the maximum amount of cash Subco shall be obligated to pay, and that Former Moto Shareholders that make an Election to receive the Cash Consideration shall collectively be entitled to receive (other than in respect of any cash payable in lieu of fractional Randgold Shares or Randgold ADSs), pursuant to the Arrangement;
“Change in Recommendation” has the meaning ascribed thereto in Section 8.2.1(c)(i);
“Competition Act” means the Competition Act (Canada), as amended from time to time;
“Concessions” means any mining concession, claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein which Moto or any of its subsidiaries owns or has a right or option to acquire or use, all as indicated in the list set out in Section 3.1(s) of the Disclosure Letter;
“Confidentiality Agreement” means the letter agreement among Randgold, AngloGold and Moto dated July 22, 2009 pursuant to which Randgold and AngloGold have been provided with access to confidential information of Moto and Moto has been provided with access to confidential information of Randgold and AngloGold;
“Contract” means any contract, agreement, license, franchise, lease, arrangement or other right or obligation to which Moto or any of its subsidiaries is a party or by which Moto or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject;
“Converted Randgold Option” shall have the meaning ascribed thereto in the Plan of Arrangement;
“Court” means the Supreme Court of British Columbia;
“Data Room Information” means the documents listed in the index attached to the Disclosure Letter;
“Data Site” means the secure website at https://nrsmart.nortonrose.com;
“Depositary” means any trust company, bank or financial institution agreed to in writing between Randgold and Moto for the purpose of, among other things, exchanging certificates representing Moto Shares for certificates representing the Randgold Share Consideration and Randgold ADS Consideration and paying the Cash Consideration in connection with the Arrangement;
“Depositary Interests” means depositary interests representing Moto Shares which depositary interests are listed for trading on AIM;

“Disclosure Letter” means the disclosure letter executed by Moto and delivered to Randgold in connection with the execution of this Agreement, as such letter may be amended, supplemented or otherwise modified from time to time with the consent of Randgold;
“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;
“DRC” means The Democratic Republic of Congo;
“Effective Date” means the date agreed to by Randgold and Moto in writing as the effective date of the Arrangement, after all of the conditions precedent to the completion of the Arrangement as set out in the Arrangement Agreement and the Final Order have been satisfied or waived;
“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;
“Election” means the election to be made by each Former Moto Shareholder pursuant to the Letter of Transmittal and Election Form to receive the Cash Consideration, the Randgold Share Consideration, the Randgold ADS Consideration or some combination thereof, subject to the Cash Parameter;
“Election Deadline” means 4:00 p.m. (Vancouver time) on the day that is two business days before the Moto Meeting;
“Environmental Laws” means all applicable federal, provincial, state, local and foreign Laws, imposing liability or standards of conduct for, or relating to, the regulation of activities, materials, substances or wastes in connection with, or for, or to, the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation);
“Environmental Liabilities” means, with respect to any person, all liabilities, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, (including punitive damages, property damages, consequential damages and treble damages), costs and expenses, fines, penalties and sanctions incurred as a result of, or related to, any claim, suit, action, administrative order, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law arising under, or related to, any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release whether on, at, in, under, from or about or in the vicinity of any real or personal property;
“Environmental Permits” means all permits, licenses, written authorizations, certificates, approvals, program participation requirements, sign-offs or registrations required by or available with or from any Governmental Entity under any Environmental Laws;
“Exchanges” means, collectively, the TSX and AIM;
“Feasibility Study” means the optimized feasibility study in respect of the Moto Gold Project prepared by Lycopodium Minerals Pty. Ltd.;
“Final Order” means the final order of the Court pursuant to section 291 of the BCBCA, approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;
“Former Moto Shareholders” means the holders of Moto Shares immediately prior to the Effective Time;
“GAAP” means Canadian generally accepted accounting principles;
“GICC Agreement” means the agreement dated December 31, 2007 between Moto and Generale Industrielle Commerce au Congo, as amended by a letter agreement dated December 4, 2008;
“Governmental Entity” means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange, including the Exchanges;
“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant regulated or defined under any Environmental Law;
“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time;
“including” means including without limitation, and “include” and “includes” each have a corresponding meaning;
“Intellectual Property” means any licenses for or other rights to use, any inventions, patent applications, patents, trade-marks (both registered and unregistered), trade names, copyrights, trade secrets and other proprietary information of Moto;
“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Moto Meeting, as the same may be amended by the Court;
“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board;
“Investment Canada Act” means the Investment Canada Act, as amended from time to time;
“Jersey JVCo” means a company incorporated under the laws of Jersey and owned, indirectly, 50% by Randgold and, indirectly, 50% by AngloGold;
“Joint Venture Agreement” means the joint venture agreement relating to the constitution of a joint venture company for the development of the Moto Gold Project dated March 10, 2009 between OKIMO, Moto, Border Energy Pty. Limited and Kibali;
“July 2009 Protocol” means the protocol agreement entered or to be entered into between Moto and the DRC Government regarding the early extension of the Concessions and the DRC Government’s approval of a change of control of Moto in the form provided by Moto to Randgold on July 24, 2009, as amended from time to time with the consent of Randgold, such consent not to be unreasonably withheld or delayed (it being acknowledged and agreed that a refusal by Randgold to consent to any material increase in the obligations of Moto, or material decrease in the rights of Moto, under the July 2009 Protocol shall not be, or be deemed to be, an unreasonable withholding of consent);
“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set out in Schedule C hereto;
“Key Third Party Consents” means those consents, approvals and notices required from any third party to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement, as set out in Schedule D hereto;
“Kibali” means Kibali Goldmines s.p.r.l., the DRC incorporated joint venture company that is carrying out the Moto Gold Project and that is owned as to 70% by Moto and 30% by OKIMO;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self- regulatory authority (including the Exchanges), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;
“Letter of Transmittal and Election Form” means a form whereby Former Moto Shareholders may elect, subject to the Cash Parameter, to receive the Cash Consideration, the Randgold Share Consideration, the Randgold ADS Consideration or some combination thereof in exchange for their Moto Shares;
“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;
“Locked-up Shareholders” means each of the officers and directors of Moto, Société D’organisation, De Participation Et De Management Orgamon (and its affiliates), Mackenzie Financial Corporation and Electrum Strategic Holdings, LLC;
“Material Adverse Effect” means in respect of any person, any change, effect, event or occurrence that individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be, material and adverse to the business, results of operations or financial condition of that person and its subsidiaries, taken as a whole, except any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of this Agreement or the transactions contemplated hereby and, in the case of Moto, the communication by Randgold of its plans or intentions with respect to Moto or any of its subsidiaries; (ii) changes in general economic, securities, financial, banking or currency exchange markets; (iii) any change in GAAP; (iv) any natural disaster provided that it does not have a materially disproportionate effect on that person relative to comparable exploration and/or mining companies; (v) changes affecting the mining industry generally or the price of precious metals, provided that such changes do not have a materially disproportionate effect on that person relative to comparable mining and/or exploration companies; (vi) generally applicable changes in applicable Law; (vii) the commencement or continuation of any war, armed hostilities or acts of terrorism other than in the area of the Moto Gold Project and directly affecting the Moto Gold Project; (viii) changes in political or civil conditions in the DRC that do not disproportionately affect Moto relative to comparable mining and/or exploration companies; or (ix) any decrease in the market price or any decline in the trading volume of that person’s common shares on the principal stock exchange for such securities (it being understood that the causes underlying such change in market price or trading volume (other than those in items (i) to (ix) above) may be taken into account in determining whether a Material Adverse Effect has occurred);
“Material Contracts” means any Contract: (i) if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on Moto; (ii) under which Moto or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $1,000,000 in the aggregate; (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $1,000,000; (iv) providing for the establishment, organization or formation of any joint ventures; (v) under which Moto or any of its subsidiaries is obligated to make or expects to receive payments in excess of $500,000 over the remaining term of the contract; (vi) that limits or restricts Moto or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect or (vii) that is otherwise material to Moto and its subsidiaries, considered as a whole; and, for greater certainty, includes the Material Contracts listed in Schedule 3.1(t) to the Disclosure Letter;
“material fact” has the meaning ascribed thereto in the Securities Act;
“material subsidiary” means, in the case of Moto, those subsidiaries of Moto as indicated in Schedule 3.1(i) of the Disclosure Letter;
“MD&A” has the meaning ascribed thereto in Section 3.1(k);
“Moto Benefit Plans” has the meaning ascribed thereto in Section 3.1(aa)(i);
“Moto Board” means the board of directors of Moto as the same is constituted from time to time;
“Moto Circular” means the notice of the Moto Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Moto Securityholders in connection with the Moto Meeting, as amended, supplemented or otherwise modified from time to time;
“Moto Financial Statements” has the meaning ascribed thereto in Section 3.1(k);
“Moto Gold Project” means the 70% joint venture interest of Moto in the Moto Gold Project located in the north-east of the DRC, approximately 560 kilometres northeast of the City of Kisangani and 150 kilometres west of the Ugandan border town of Arua;
“Moto Meeting” means the special meeting of Moto Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;
“Moto Options” means the outstanding options to purchase Moto Shares granted under the Moto Stock Option Plan;
“Moto Public Disclosure Record” means all documents and information required to be filed by Moto under applicable Securities Laws on the System for Electronic Document Analysis Retrieval (SEDAR), during the three years prior to the date hereof;
“Moto Securityholders” means, collectively, the holders of Moto Shares and Moto Options;
“Moto Securityholder Approval” means approval of the Arrangement Resolution by: (a) 66 2/3% of the votes cast on the Arrangement Resolution by Moto Securityholders, voting as a single class, present in person or by proxy at the Moto Meeting; and (b) a simple majority of the Moto Shares that are voted at the Moto Meeting;
“Moto Shareholder Rights Plan” means the Shareholder Protection Rights Agreement dated as of February 4, 2008 between Moto and Computershare Investor Services Inc., as rights agent, as amended from time to time;
“Moto Shareholders” means the holders of Moto Shares;
“Moto Shares” means common shares in the capital of Moto, as currently constituted, including Moto Shares represented by Depositary Interests;
“Moto Stock Option Plan” means the Incentive Stock Option Plan of Moto approved by holders of Moto Shares on May 30, 2008;
“Moto Warrant” means the warrant issued by Moto to Alchemy Securities Pty. Ltd. on or about May 3, 2006 providing for the right to acquire 500,000 Moto Shares at the price of $7.65 per Moto Share on or before May 2, 2010;
“NASDAQ” means the National Market System of the National Association of Securities Dealers, Inc. Automated Quotations System;
“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects;

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; provided that in any event such action is not unreasonable or unusual;
“OKIMO” means Office des Mines d’Or de Kilo-Moto, a DRC government- owned entity;
“OKIMO Assignment” means the agreement dated December 31, 2007 between Orgaman and Moto pursuant to which Orgaman assigned the right to receive payment of the OKIMO Loan to Moto in consideration of the agreement of Moto to pay the Loan Consideration (as such term is defined therein) to Orgaman;
“OKIMO Loan” means a loan in the amount of US$25,265,843 owing by OKIMO to Orgaman, as at August 4, 2009;
“Option Election” has the meaning ascribed to such term in the Plan of Arrangement;
“Option Letter of Transmittal and Election Form” has the meaning ascribed to such term in the Plan of Arrangement;
“Orgaman” means Societe d’Organization, de Participation et de Management, a Congolese incorporated company;
“Outside Date” means December 4, 2009, or such later date as may be agreed to in writing by the Parties, acting reasonably;
“Parties” means Moto, Subco and Randgold, and “Party” means one of them;
“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity, other than the Concessions;
“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;
“Pre-Acquisition Reorganization” has the meaning ascribed to it in Section 5.4(c);
“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with Section 8.3 hereof or the Plan of Arrangement or at the direction of the Court;

“Randgold ADS Consideration” means 0.07061 of a Randgold ADS for each Moto Share which a Former Moto Shareholder may elect to receive by making the appropriate Election or by having been deemed to have made a Randgold ADS Deemed Election;
“Randgold ADS Deemed Election” has the meaning ascribed to it in the Plan of Arrangement;
“Randgold ADSs” means the American depositary shares of Randgold, each representing one Randgold Share;
“Randgold Financial Statements” has the meaning ascribed thereto in Section 4.1(h);
“Randgold Option Plan” means the Randgold Resources Limited Share Option Scheme;
“Randgold Options” means options to purchase Randgold Shares granted under the Randgold Option Plan;
“Randgold Public Disclosure Record” means all documents and information required to be filed by Randgold under the rules and regulations promulgated under the U.S. federal securities laws on the SEC’s EDGAR database, during the three years prior to the date hereof;
“Randgold Share Consideration” means 0.07061 of a Randgold Share for each Moto Share which a Former Moto Shareholder may elect to receive by making the appropriate Election or by having been deemed to have made a Randgold Share Deemed Election;
“Randgold Share Deemed Election” has the meaning ascribed to it in the Plan of Arrangement;
“Randgold Shareholders” means the holders of Randgold Shares;
“Randgold Shares” means the ordinary shares in the authorized share capital of Randgold;
“Randgold Technical Reports” has the meaning ascribed to such term in Section 2.4(c);
“Red Back” means Red Back Mining Inc;
“Red Back Agreement” means the arrangement agreement entered into between Moto and Red Back dated June 1, 2009 (as amended);

“Red Back Termination Fee” means the termination fee set out in Section 7.4 of the Red Back Agreement;
“Regulatory Authorities” has the meaning ascribed to such term in Section 3.1(z)(i);
“Regulatory Authorizations” has the meaning ascribed to such term in section 3.1(z)(ii);
“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;
“Response Period” has the meaning ascribed to such term in Section 7.3.1(b);
“Returns” means all reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, or required to be filed or prepared in connection with any Taxes;
“SEC” means the United States Securities and Exchange Commission;
“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;
“Securities Authorities” means the BCSC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada;
“Securities Laws” means the Securities Act, together with all other applicable Canadian provincial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;
“SEDAR” means the System for Electronic Document Analysis and Retrieval;
“Share Exchange Ratio” shall have the meaning ascribed thereto in the Plan of Arrangement;
“SRP Rights” means the rights issued pursuant to the Moto Shareholder Rights Plan;
“Subco” means 0858065 B.C. Ltd., a corporation incorporated under the laws of British Columbia that, as at the date of this Agreement, is an indirect wholly-

owned subsidiary of Randgold and that, at the Effective Time, will be an indirect wholly-owned subsidiary of Jersey JVCo;
“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;
“Superior Proposal” means any bona fide, unsolicited, written Acquisition Proposal made after the date of this Agreement (and not obtained in violation of Section 7.2) that relates to the acquisition of 100% of the outstanding Moto Shares (other than Moto Shares owned by the Person making the Superior Proposal) or all or substantially all of the consolidated assets of Moto and its subsidiaries and (i) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (ii) that, in the case of an Acquisition Proposal to acquire 100% of the outstanding Moto Shares, is made available to all Moto Shareholders on the same terms and conditions; (iii) is not subject to a due diligence condition; (iv) which is fully financed or in respect of which the Board of Directors of Moto has concluded, in good faith, there is a reasonable likelihood that any required financing will be obtained; and (iv) in respect of which the Moto Board determines, in its good faith judgment, after receiving the written advice of its outside legal and financial advisors, that (a) failure to recommend such Acquisition Proposal to the holders of Moto Shares would be inconsistent with its fiduciary duties under applicable Law; and (b) having regard for all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the holders of Moto Shares from a financial point of view than the Arrangement, after taking into account any change to the Arrangement proposed by Randgold pursuant to Section 7.3;
“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;
“Taxes” means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada, British Columbia, the DRC and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not; and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another person’s Taxes as a transferee or successor, by contract or otherwise;
“Termination Fee” has the meaning ascribed thereto in Section 7.4.3;
“Termination Fee Event” has the meaning ascribed thereto in Section 7.4.4;
“Tripartite Agreement” means an agreement dated 12 June 2009 among Moto, Kibali, a subsidiary of Moto, Orgaman and OKIMO in respect of the novation of Kibali to all rights of Orgaman in respect of the OKIMO Loan;
“TSX” means the Toronto Stock Exchange;
“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;
“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as the same has been, and hereafter from time to time, may be amended;
“U.S. Securities Act” means the United States Securities Act of 1933 as the same has been, and hereinafter from time to time may be, amended;
“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended; and
“Voting Agreements” means the voting agreements (including all amendments thereto) between Randgold and the Locked-up Shareholders setting forth the terms and conditions upon which they have agreed to vote their Moto Shares and Moto Options in favour of the Arrangement Resolution.

1.2 Interpretation Not Affected by Headings
          The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.
1.3 Number and Gender
          In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.
1.4 Date for Any Action
          If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.
1.5 Currency
          Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.
1.6 Accounting Matters
          Unless otherwise stated, all accounting terms used in this Agreement in respect of Moto shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of Moto required to be made shall be made in a manner consistent with GAAP consistently applied.
1.7 Knowledge
          In this Agreement, references to “the knowledge of Moto” means the actual knowledge of Andrew Dinning, solely in his capacity as Chief Operating Officer of Moto, and Mark Arnesen, solely in his capacity as the Chief Financial Officer of Moto, after due enquiry within Moto and its subsidiaries and references “to the knowledge of Randgold” means the actual knowledge of Mark Bristow, solely in his capacity as Chief Executive Officer of Randgold, and Graham Shuttleworth, solely in his capacity as the Chief Financial Officer of Randgold, after due enquiry within Randgold and its subsidiaries .
1.8 Schedules
          The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Plan of Arrangement
Schedule B	-	Arrangement Resolution
Schedule C	-	Key Regulatory Approvals
Schedule D	-	Key Third Party Consents
ARTICLE 2
THE ARRANGEMENT
2.1 Arrangement
          Moto and Randgold agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.
2.2 Court Orders
(a)	Moto shall apply to the Court, in a manner acceptable to Randgold, acting reasonably, pursuant to section 291 of the BCBCA for the Interim Order and the Final Order as follows:
(i)	As soon as reasonably practicable following the date of execution of this Agreement, Moto shall file, proceed with and diligently prosecute an application to the Court for the Interim Order which shall provide, among other things:
(A)	the class of persons to whom notice is to be provided in respect of the Arrangement and the Moto Meeting and the manner in which such notice is to be provided;

(B)	that the requisite approval for the Arrangement Resolution shall be as set forth in the definition of “Moto Securityholder Approval” herein;

(C)	that in all other respects, the terms, conditions and restrictions of the Moto constating documents, including quorum requirements and other matters, shall apply in respect of the Moto Meeting;

(D)	for the grant of Dissent Rights to registered holders of Moto Shares;

(E)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(F)	that the Moto Meeting may be adjourned from time to time by management of Moto in accordance with the terms of the Agreement without the need for additional approval of the Court;

(G)	that the record date for Moto Shareholders entitled to notice of and to vote at the Moto Meeting will not change in respect of any adjournment(s) of the Moto Meeting; and

(H)	that it is Randgold’s intention to rely upon Section 3(a)(10) of the U.S. Securities Act to implement the transactions contemplated hereby in respect of the Moto Securityholders who are resident in the United States.
(ii)	subject to obtaining the approvals contemplated by the Interim Order, and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order.
2.3 Moto Meeting
          Subject to receipt of the Interim Order and the terms of this Agreement:
(a)	Moto agrees to convene and conduct the Moto Meeting in accordance with the Interim Order, Moto’s constating documents and applicable Laws on the date that is 21 days after the filing of the Moto Circular on SEDAR, or such other date as the Parties may agree upon, each acting reasonably, provided, however, that (x) the Randgold Technical Reports are filed as required by NI 43-101 prior to or concurrently with the filing by Moto of the Moto Circular on SEDAR; and (y) if the date of the Moto Meeting falls within the Response Period, Moto shall be permitted to postpone the meeting until the business day following the expiry of the Response Period.

(b)	Moto will use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, if so requested by Randgold, using proxy solicitation services.

(c)	Moto will advise Randgold as Randgold may reasonably request, and at least on a daily basis on each of the last 10 business days prior to the date of the Moto Meeting, as to the tally of the proxies received by Moto in respect of the Arrangement Resolution.

(d)	Moto will promptly advise Randgold of any written notice of dissent or purported exercise by any Moto Shareholder of Dissent Rights received by Moto in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by Moto and, subject to applicable Law, any written communications sent by or on behalf of Moto to any Moto Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution.

(e)	Within 5 days of the date of execution of this Agreement, Moto will use its best efforts to prepare or cause to be prepared and provide to Randgold a list of the holders of Moto Options and will deliver to Randgold thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.
(f)	As soon as reasonably practicable and in any event not later than September 4, 2009, Moto will convene a meeting of the Moto Board to approve the Moto Circular, provided that Randgold has provided Moto with all information referred to in Section 2.4(c) to be provided by Randgold as is required, as determined by Randgold, acting reasonably, to be included in the Moto Circular pursuant to Securities Laws, including the Randgold Technical Reports in a form, as determined by Randgold, acting reasonably, that can be filed in accordance with NI 43-101 not later than August 31, 2009, failing which Moto will convene such meeting of the Moto Board no later than 4 days following delivery of such information by Randgold to Moto.
2.4 Moto Circular
(a)	Moto shall prepare the Moto Circular in compliance with applicable Securities Laws and file on SEDAR the Moto Circular on a timely basis, and in any event on or before the date that is five business days after the meeting of the Moto Board referred to in Section 2.3(f), or such other date as the Parties may agree upon, each acting reasonably, in all jurisdictions where the same is required to be filed and mail the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof; provided in any event that the Randgold Technical Reports are filed as required by NI 43-101 concurrently with the filing by Moto of the Moto Circular on SEDAR. Without limiting the generality of the foregoing, Moto shall, in consultation with Randgold, use all commercially reasonable efforts to abridge the timing contemplated by National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, as provided in section 2.20 thereof.
(b)	Moto shall ensure that the Moto Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Moto Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to Randgold and its affiliates, including the Randgold Shares and Randgold ADSs, and AngloGold and the arrangements between Randgold and AngloGold with respect to the Moto Gold Project) and shall provide Moto Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Moto

Meeting and to allow Randgold to rely upon the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Randgold Shares and Randgold ADSs in exchange for Moto Shares pursuant to the transactions described herein. Subject to Section 7.2, the Moto Circular will include the unanimous recommendation of the Moto Board that Moto Securityholders vote in favour of the Arrangement Resolution, and a statement that each director of Moto intends to vote all of such director’s Moto Shares (including any Moto Shares issued upon the exercise of any Moto Options) and Moto Options in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the Voting Agreements.
(c)	Randgold will furnish to Moto all such information regarding Randgold, its affiliates, the Randgold Shares, the Randgold ADSs, AngloGold and the arrangements between Randgold and AngloGold with respect to the Moto Gold Project as may be reasonably required by Moto (including, as required by Section 14.2 of Form 51-102 F5) in the preparation of the Moto Circular and other documents related thereto. Randgold shall also use commercially reasonable efforts to (i) file all technical reports required by NI 43-101 in respect of Randgold’s mineral projects on properties material to Randgold (the “Randgold Technical Reports”) by August 31, 2009 and in any event on or prior to the filing of the Moto Circular on SEDAR, (ii) ensure that the estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in the Randgold Technical Reports have been prepared and disclosed in all material respects in accordance with all applicable Laws, including NI 43-101; (iii) ensure that the information provided by Randgold to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates is complete and accurate at the time such information is furnished, and (iv) obtain and file any necessary consents from Qualified Persons and its auditors to the use of any financial or technical information required to be included in the Moto Circular. Randgold shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Moto Circular in order to make any information so furnished or any information concerning Randgold, AngloGold and the arrangements between Randgold and AngloGold with respect to the Moto Gold Project not misleading in light of the circumstances in which it is disclosed and shall constitute full, true and plain disclosure of such information concerning Randgold and Subco.
(d)	Randgold and its legal counsel shall be given a reasonable opportunity to review and comment on the Moto Circular, prior to the Moto Circular being printed and mailed to Moto Shareholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by Randgold and its counsel, provided that all information relating solely to Randgold, AngloGold and the arrangements between Randgold and AngloGold with respect to the Moto Gold Project included in the Moto Circular shall be in form and content satisfactory to Randgold, acting reasonably. Moto shall provide Randgold with a final copy of the Moto Circular prior to mailing to the Moto Securityholders.
(e)	Moto and Randgold shall each promptly notify each other if at any time before the Effective Date it becomes aware (in the case of Moto only with respect to Moto and in the case of Randgold only with respect to Randgold) that the Moto Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Moto Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Moto Circular, as required or appropriate, and Moto shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Moto Circular to Moto Securityholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities and as otherwise required.
(f)	Moto shall cause to be sent with the Moto Circular to each Moto Shareholder entitled to receive such notice of the Moto Meeting pursuant to the Interim Order at each such Moto Shareholder’s address shown on Moto’s register of shareholders, a Letter of Transmittal and Election Form. The Letter of Transmittal and Election Form shall, among other things, allow the Moto Shareholders to make the Election.
(g)	Moto shall cause to be sent with the Moto Circular to each holder of Moto Options at each such holder’s address shown on Moto’s register of optionholders, an Option Letter of Transmittal and Election Form. The Option Letter of Transmittal and Election Form shall, among other things, allow the Moto Shareholders to make the Option Election.
2.5 Final Order
               If (i) the Interim Order is obtained, (ii) the Arrangement Resolution is passed at the Moto Meeting by Moto Securityholders as provided for in the Interim Order and as required by applicable Law, and (iii) the Key Regulatory Approvals and Key Third Party Consents are obtained, and subject to the terms of this Agreement, Moto shall as soon as reasonably practicable thereafter and in any event within three business days thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 291 of the BCBCA.
2.6 Court Proceedings
               Subject to the terms of this Agreement, Randgold will cooperate with, assist and consent to Moto seeking the Interim Order and the Final Order, including by providing Moto on a timely basis any information required to be supplied by Randgold in connection therewith.

Moto will provide legal counsel to Randgold with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Moto will also provide legal counsel to Randgold on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on Moto or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, Moto will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Randgold’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Randgold to agree or consent to any increase in the Randgold Share Consideration, the Randgold ADS Consideration, the Cash Consideration or the Cash Parameter or other modification or amendment to such filed or served materials that expands or increases Randgold or Subco’s obligations set forth in this Agreement.
2.7 Effect on the Arrangement and Effective Date
               Subject to the satisfaction or, where not prohibited and subject to applicable Law, the waiver of the conditions set forth in Article 6 by the applicable Party for whose benefit such conditions exist (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date by the applicable Party for whose benefit such conditions exist), upon the Arrangement Resolution having been approved and adopted by the Moto Securityholders at the Moto Meeting, in accordance with the Interim Order and Moto obtaining the Final Order, the Arrangement shall be effective at the Effective Time on the Effective Date.
2.8 Payment of Consideration
               Randgold will, following receipt of the Final Order and prior to the Effective Time, ensure that the Depositary has been provided with (i) sufficient funds in escrow to pay the Moto Shareholders making an Election to receive the Cash Consideration, (ii) sufficient Randgold Shares in escrow to satisfy the delivery of Randgold Shares to Moto Shareholders making an Election to receive the Randgold Share Consideration or having been deemed to have made a Randgold Share Deemed Election, and (iii) sufficient Randgold ADSs in escrow to satisfy the delivery of Randgold ADSs to Moto Shareholders making an Election or having been deemed to have made a Randgold ADS Deemed Election to receive the Randgold ADS Consideration to be paid pursuant to the Arrangement.
2.9 Preparation of Filings
               Randgold and Moto shall co-operate in the preparation of any application for the Key Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement or the Plan of Arrangement.

2.10 Announcement and Shareholder Communications
               Randgold and Moto shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by Randgold, Subco and Moto, the text and timing of each such announcement to be approved by Randgold and Moto in advance, acting reasonably. Randgold and Moto agree to co-operate in the preparation of presentations, if any, to Moto Securityholders regarding the Plan of Arrangement, and no Party shall (i) issue any news release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed) or (ii) make any filing with any Governmental Entity or with any Exchange with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.
2.11 Withholding Taxes
               Randgold, Moto and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person hereunder and from all dividends or other distributions otherwise payable to any former Moto Securityholders such amounts as Randgold, Moto or the Depositary may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF MOTO
3.1 Representations and Warranties
               Moto hereby represents and warrants to and in favour of Randgold as follows, except to the extent that such representations and warranties are qualified by the Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), and acknowledges that Randgold is relying upon such representations and warranties in connection with the entering into of this Agreement:
(a)	Board Approval. As of the date hereof, the Moto Board, after consultation with its financial and legal advisors, has determined that the Plan of Arrangement is fair to the Moto Securityholders and is in the best interests of Moto and has resolved unanimously to recommend to the Moto Securityholders that they vote in favour of the Arrangement Resolution. The Moto Board has approved the

Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement.
(b)	Fairness Opinion. The Moto Board has received the opinion of BMO Nesbitt Burns Inc., its financial advisor, to the effect that, as of the date of such opinion, subject to the assumptions and limitations set out therein, the consideration to be received by the Moto Shareholders in connection with the transactions contemplated by this Agreement is fair, from a financial point of view, to such Moto Shareholders.
(c)	Organization and Qualification. Moto and each of its material subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Moto and each of its material subsidiaries: (a) except as disclosed in Schedule 3.1(c) of the Disclosure Letter, has all material Permits necessary to conduct its business substantially as now conducted, as disclosed in the Moto Public Disclosure Record; and (b) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect on Moto.
(d)	Authority Relative to this Agreement. Moto has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Moto and the performance by Moto of its obligations under this Agreement have been duly authorized by the Moto Board and except for Moto Securityholder Approval, no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Moto and, constitutes a legal, valid and binding obligation of Moto, enforceable against Moto in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.
(e)	No Violation. Neither the authorization, execution and delivery of this Agreement by Moto nor the completion of the transactions contemplated by this Agreement or the Arrangement, nor the performance of its obligations thereunder, nor compliance by Moto with any of the provisions hereof will:
(1)	violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, other than the

Key Third Party Consents, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or except as disclosed in Schedule 3.1(e) of the Disclosure Letter, acceleration of indebtedness under, or result in the creation of any Lien upon, any of the properties or assets of Moto or any of its material subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Moto or any of its material subsidiaries, under any of the terms, conditions or provisions of:
(A)	their respective articles, charters or by-laws or other comparable organizational documents; or
(B)	any Permit or Material Contract to which Moto or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Moto or any of its subsidiaries is bound; or
(2)	subject to obtaining the Key Regulatory Approvals,
(A)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Moto or any of its subsidiaries or any of their respective properties or assets; or
(B)	cause the suspension or revocation of any Permit currently in effect in regard of Moto or any of its subsidiaries
(except, in the case of each of clauses (1) and (2) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents (expressly excluding the Key Third Party Consents and Key Regulatory Approvals), approvals or notices which if not given or received, would not, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect); or
(3)	give rise to any rights of first refusal or, except as disclosed in Schedule 3.1(e) of the Disclosure Letter, trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or Permit.
The Key Third Party Consents listed in Schedule D are the only consents, approvals and notices required from any third party under any Contracts of Moto or any of its subsidiaries in order for Moto and its subsidiaries to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement.
(f)	Capitalization. The authorized share capital of Moto consists of an unlimited number of Moto Shares. As of the close of business on August 4, 2009, there are issued and outstanding only 110,456,027 Moto Shares. As of the close of business on August 4, 2009, an aggregate of up to 11,689,050 Moto Shares are issuable upon the exercise of Moto Options. 500,000 Moto Shares are issuable pursuant to the Moto Warrant and, except pursuant to the GICC Agreement and the OKIMO Assignment and as disclosed in Schedule 3.1(f) of the Disclosure Letter, there are no other options, warrants, conversion privileges or other rights, shareholder rights plans (other than the Moto Shareholder Rights Plan), agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Moto of any securities of Moto (including Moto Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Moto (including Moto Shares) or subsidiaries of Moto. All outstanding Moto Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Moto Shares issuable upon the exercise of Moto Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Moto (including the Moto Shares and the Moto Options) have been issued in compliance with all applicable Laws and Securities Laws. Other than the Moto Options, there are no securities of Moto or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Moto Shareholders on any matter. Except as disclosed in Schedule 3.1(f) of the Disclosure Letter, there are no outstanding contractual or other obligations of Moto or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries, other than the Moto Options. There are no outstanding bonds, debentures or other evidences of indebtedness of Moto or any of its subsidiaries having the right to vote with the holders of the outstanding Moto Shares on any matters.
(g)	Moto Shareholder Rights Plan. Moto has taken all corporate action required for it to perform its obligations under Section 5.2(a) hereof.
(h)	Reporting Status and Securities Laws Matters. Moto is a “reporting issuer” and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia,

Prince Edward Island and Newfoundland and Labrador. No delisting, suspension of trading in or cease trading order with respect to any securities of Moto and, to the knowledge of Moto, no inquiry or investigation (formal or informal) of any Securities Authority or Exchange is in effect or ongoing or, to the knowledge of Moto, expected to be implemented or undertaken.
(i)	Ownership of Subsidiaries. Schedule 3.1(i) of the Disclosure Letter includes complete and accurate lists of all subsidiaries owned, directly or indirectly, by Moto, each of which is wholly-owned other than as disclosed in Schedule 3.1(i) of the Disclosure Letter. All of the issued and outstanding shares of capital stock and other ownership interests in the subsidiaries of Moto are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly or indirectly by Moto are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of Moto, except as disclosed in Schedule 3.1(i) of the Disclosure Letter. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of Moto to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. Except as otherwise disclosed in Schedule 3.1(i) of the Disclosure Letter there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any subsidiaries of Moto. Except as otherwise disclosed in Schedule 3.1(i) of the Disclosure Letter, all ownership interests of Moto and its subsidiaries are owned free and clear of all Liens of any kind or nature whatsoever held by third parties.
(j)	Public Filings. Moto has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities or the Exchanges. All such documents and information comprising the Moto Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Moto Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the Exchanges. Moto has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement remains confidential.

(k)	Moto Financial Statements. Moto’s audited financial statements as at and for the fiscal years ended December 31, 2008, 2007 and 2006 (including the notes thereto) and related management’s discussion and analysis (“MD&A”) and Moto’s unaudited financial statements as at and for the three months ended March 31, 2009 (collectively, the “Moto Financial Statements”) were prepared in accordance with GAAP consistently applied (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Moto’s independent auditors, or (B) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and cash flows of Moto and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of Moto and its subsidiaries on a consolidated basis. There has been no material change in Moto’s accounting policies, except as described in the notes to the Moto Financial Statements, since December 31, 2008.
(l)	Internal Controls and Financial Reporting. Moto (i) has designed disclosure controls and procedures to provide reasonable assurance that material information relating to Moto, including its consolidated subsidiaries, is made known to the Chief Operating Officer and the Chief Financial Officer of Moto by others within those entities, particularly during the periods in which filings are being prepared; (ii) has designed internal controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP; and (iii) has disclosed in its MD&A for its most recently completed financial year, for each material weakness relating to design existing at the financial year end (a) a description of the material weakness, (b) the impact of the material weakness on Moto’s financial reporting and internal controls over financial reporting; and (c) Moto’s further plans, if any, or any actions already undertaken, for remediating the material weakness.
(m)	Books and Records. The financial books, records and accounts of Moto and its material subsidiaries, have in all material respects, been maintained in accordance with applicable Law, in accordance with GAAP and, in each case, are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Moto and its material subsidiaries and accurately and fairly reflect the basis for Moto Financial Statements.
(n)	Minute Books. Except as disclosed in Schedule 3.1(n) of the Disclosure Letter, the minute books of each of Moto and its material subsidiaries are true and correct in all material respects; they contain the duly signed minutes of all meetings of the boards of directors and shareholders and all resolutions passed by the boards of directors and the shareholders thereof.
(o)	No Undisclosed Liabilities. Moto and its subsidiaries have no outstanding indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those specifically identified in the Moto Financial Statements, or as disclosed in Schedule 3.1(o) of the Disclosure Letter, or incurred in the ordinary course of business since the date of the most recent financial statements of Moto filed on SEDAR.
(p)	No Material Change. Since December 31, 2008, except as disclosed in the Moto Public Disclosure Record, there has been no material change in respect of Moto and its subsidiaries taken as a whole, and the debt, business and material property of Moto and its subsidiaries conform in all respects to the description thereof contained in the Moto Public Disclosure Record; and there has been no dividend or distribution of any kind declared, paid or made by Moto on any Moto Shares.
(q)	Litigation. Except as disclosed in Schedule 3.1(q) of the Disclosure Letter, there are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Moto, threatened affecting Moto or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws. Neither Moto nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.
(r)	Taxes. Except as disclosed in Schedule 3.1(r) of the Disclosure Letter, Moto and each of its material subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects:
(i)	Moto and each of its material subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Moto Financial Statements.
(ii)	Except as provided for in the Moto Financial Statements, no material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Moto or any of its material subsidiaries, and neither Moto nor any of its material subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Moto, threatened against Moto or any of its material subsidiaries or any of their respective assets, that would reasonably be expected to have a Material Adverse Effect.
(iii)	No claim has been made by any Governmental Entity in a jurisdiction where Moto and any of its material subsidiaries does not file Returns that Moto or any of its material subsidiaries is or may be subject to Tax by that jurisdiction.

(iv)	Other than as disclosed in Schedule 3.1(r)(iv) of the Disclosure Letter, there are no Liens for unpaid Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of Moto or any of its material subsidiaries.

(v)	Moto and each of its material subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so, except where the failure to do so would not, individually or in the aggregate, result in a Material Adverse Effect.

(vi)	There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from Moto or any of its material subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(vii)	To the extent available, Moto will provide Randgold with true, correct and complete copies of all the income and capital Tax returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired, in respect of Moto and each of its material subsidiaries.

(viii)	The Moto Shares are listed on a “recognised stock exchange” as defined by the Tax Act.
(s)	Property.
(i)	Other than as disclosed in Section 3.1(s) of the Disclosure Letter, Moto does not own or have an option or right to acquire any interests in real or immoveable property, including licenses, leases, rights of way, surface rights, easements, permits for the use of land or other real property.
(ii)	Except as disclosed in Schedule 3.1(s) of the Disclosure Letter, the Concessions are the only mining concessions, claims, leases, licenses, permits or other rights that are required to conduct the activities of Moto or its subsidiaries as currently conducted in respect of the Moto Gold Project.
(iii)	Except as disclosed in Schedule 3.1(s) of the Disclosure Letter, and subject to the Joint Venture Agreement, each Concession is in good standing. The interests of Moto or its material subsidiaries in each Concession is held free and clear of all Liens, except as set out in Schedule 3.1(s) of the Disclosure Letter. The Disclosure Letter sets out an up to date, true and accurate list in all material respects of (i) the interests of Moto and its material subsidiaries in each of the Concessions; (ii) the agreement or document pursuant to which Moto or its material subsidiaries holds its interest in such Concessions; and (iii) Moto or its material subsidiaries are lawfully authorized to hold its interest in the Concessions, as set out in the Disclosure Letter.
(iv)	Except as disclosed in Schedule 3.1(s) of the Disclosure Letter, and subject to the Joint Venture Agreement and applying customary standards in the mining industry:
(A)	each Concession has been properly located and recorded in compliance with applicable Laws and comprises a valid and subsisting mineral claim in each case in all material respects;

(B)	any and all assessment work required to be performed and filed under the Concessions has been performed and filed;

(C)	any and all Taxes and other payments required to be paid in respect of the Concessions and all rental payments required to be paid in respect of the Concessions have been paid;

(D)	any and all filings required to be filed in respect of the Concessions have been filed;

(E)	Moto or its material subsidiaries have the exclusive right to deal with the Concessions;

(F)	no other Person has any material interest in the Concessions or any right to acquire any such interest;

(G)	there are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect Moto’s or any of its material subsidiaries’ interests in the Concessions; and

(H)	neither Moto nor any of its material subsidiaries have received any notice, whether written or oral from any Governmental Entity or any Person with jurisdiction or applicable authority of any revocation or intention to revoke Moto’s or any of its material subsidiaries’ interests in the Concessions.
(v)	Moto will provide Randgold with access to full and complete copies of all exploration information and data within the possession or control of Moto and its material subsidiaries, including, without limitation, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Concessions and Moto or its subsidiaries has the sole right, title, ownership and right to use all such information, data reports and studies, all of which information will be confidential information for the purposes of the Confidentiality Agreement.

(vi)	Except as disclosed in Schedule 3.1(s) of the Disclosure Letter, all work and activities carried out on the Concessions by Moto or its material subsidiaries or, to the knowledge of Moto, by any other person appointed by Moto or any of its material subsidiaries have been carried out in all material respects in compliance with all applicable Laws, and neither Moto nor any of its material subsidiaries, nor, to the knowledge of Moto, any other person, has received any notice of any material breach of any such applicable Laws.

(vii)	Moto and its material subsidiaries have made or will make available to Randgold all material information in its possession or under its control relating to the Concessions and the Moto Gold Project.
(t)	Contracts. Schedule 3.1(t) of the Disclosure Letter includes a complete and accurate list of all Material Contracts to which Moto or any of its material subsidiaries is a party and that are currently in force. All Material Contracts are in full force and effect, and Moto or its material subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Moto will make available to Randgold for inspection true and complete copies of all Material Contracts, and all such Material Contracts will be contained in the Data Room Information or will be provided to Randgold pursuant to its due diligence requests. All of the Material Contracts are valid and binding obligations of Moto or a material subsidiary as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Moto and its material subsidiaries have complied in all material respects with all terms of such Material Contracts, have paid all amounts due thereunder of, as and when due, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of Moto or any of its material subsidiaries or, to the knowledge of Moto, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Material Contracts. As at the date hereof, neither Moto nor any of its material subsidiaries has received written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of Moto, no such action has been threatened. Except as specifically noted in Schedule 3.1(t) of the Disclosure Letter, neither Moto nor any of its material subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Moto or any of its material subsidiaries.

(u)	Permits. Except as disclosed in Schedule 3.1(u) of the Disclosure Letter, Moto and each of its material subsidiaries has obtained and is in compliance with all material Permits required by applicable Laws, necessary to conduct its current business as now being conducted. To the knowledge of Moto, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such material Permits as are necessary to conduct its business as it is currently being conducted as set forth in the Moto Public Disclosure Documents.

(v)	Intellectual Property. There is no action, suit, proceeding or claim pending or to the knowledge of Moto, threatened by others challenging Moto’s or any of its material subsidiaries’ rights in or to any Intellectual Property which is used for the conduct of Moto’s and its material subsidiaries’ business as currently carried on as set forth in the Moto Public Disclosure Documents.

(w)	HSR Act. As determined in accordance with the HSR Act and regulations thereunder Moto and all entities controlled by Moto: (i) do not hold U.S. assets located in the United States having an aggregate fair market value in excess of US $65.2 million; and (ii) did not have aggregate sales in or into the United States in excess of US $65.2 million in Moto’s most recent fiscal year.

(x)	Environmental Matters. To the knowledge of Moto, each of Moto and its material subsidiaries and their respective businesses and operations:
(i)	is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)	has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)	(i) is not a party to any litigation or administrative proceeding, nor is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, and (ii) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and

(iv)	except as disclosed in Schedule 3.1(x) of the Disclosure Letter, is not involved in remediation operations and does not know of any facts, circumstances or conditions, including any Release of Hazardous Substance, that would reasonably be expected to result in any Environmental Liabilities other than remediation operations contemplated by the Feasibility Study.
(y)	Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in the Moto Public Disclosure Record have been prepared and disclosed in all material respects in accordance with all applicable Laws. The information provided by Moto to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. Except as disclosed in Schedule 3.1(y) of the Disclosure Letter, to the knowledge of Moto, no material mineral deposits of the Moto Gold Project are subject to illegal occupation. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of Moto and its subsidiaries, taken as a whole, from the amounts disclosed in the Moto Public Disclosure Record.

(z)	Regulatory.
(i)	Moto and its material subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable published rules, regulations, guidelines and policies of any regulatory or governmental agency having jurisdiction over Moto or its material subsidiaries or their respective activities (collectively, the “Regulatory Authorities”); and

(ii)	Moto and its material subsidiaries have operated and are currently operating their respective businesses in compliance with all licenses, permits, authorizations, approvals registrations and consents of the Regulatory Authorities (the “Regulatory Authorizations”) in all material respects and have made all requisite material declarations and filings with the Regulatory Authorities. Moto and its material subsidiaries have not received any written notices or other correspondence from the Regulatory Authorities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Regulatory Authorization relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of Moto or any of its material subsidiaries to operate their respective businesses in a manner which would have a Material Adverse effect on Moto.
(aa)	Employee Benefits.
(i)	Moto and each of its material subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, pension or retirement plans and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured which are maintained by or binding upon Moto or such material subsidiary or in respect of which Moto or any of its material subsidiaries has any actual or potential liability (collectively, the “Moto Benefit Plans”) and with all applicable Laws and collective bargaining agreements relating thereto.

(ii)	Schedule 3.1(aa) of the Disclosure Letter sets forth a complete list and description of the terms of the Moto Benefit Plans.

(iii)	Each Moto Benefit Plan is and has been established, registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such Moto Benefit Plan (including the terms of any documents in respect of such Moto Benefit Plan), all applicable Laws and any collective bargaining agreement relating thereto.

(iv)	All obligations of Moto or any of its material subsidiaries regarding the Moto Benefit Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of the Moto Benefit Plans by Moto or any of its material subsidiaries except as specifically noted in Schedule 3.1(aa) of the Disclosure Letter. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Moto Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws except as specifically noted in Schedule 3.1(aa) of the Disclosure Letter.

(v)	Each Moto Benefit Plan is insured or funded in compliance with the terms of such Moto Benefit Plan, all applicable Laws and any collective bargaining agreement relating thereto and is in good standing with such

Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Moto or any of its material subsidiaries from any such Governmental Entities.

(vi)	To the knowledge of Moto, (i) no Moto Benefit Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits), and (ii) there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Moto Benefit Plan required to be registered or qualified.

(vii)	Except as disclosed in Schedule 3.1(aa) of the Disclosure Letter, Moto and its material subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional Moto Benefit Plan or to improve or change the benefits provided under any Moto Benefit Plan.

(viii)	There is no entity other than Moto and any of its material subsidiaries participating in any Moto Benefit Plan.

(ix)	Except as disclosed in Schedule 3.1(aa) of the Disclosure Letter, none of the Moto Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees and where there are such Moto Benefit Plans disclosed in Schedule 3.1(aa), each such Moto Benefit Plan may be amended or terminated at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(x)	Except as disclosed in Schedule 3.1 (aa) or Section 5.5 of the Disclosure Letter, neither the execution and delivery of this Agreement by Moto nor completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by Moto with any of the provisions hereof shall, subject to Section 5.5, result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of Moto or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting, under any Moto Benefit Plan or restriction held in connection with a Moto Benefit Plan.

(xi)	All data necessary to administer each Moto Benefit Plan is in the possession of Moto or one of its material subsidiaries or their respective agents and is in a form which is sufficient for the proper administration of the Moto Benefit Plan in accordance with its terms and all applicable Laws and such data is complete and correct.
(bb)	Labour and Employment.
(i)	Schedule 3.1(bb)(i) of the Disclosure Letter sets forth a complete list of all expatriate and Perth-based employees of Moto and its material subsidiaries, together with their titles, service dates and material terms of employment, including current wages, salaries or hourly rate of pay, and bonus (whether monetary or otherwise). Except as disclosed in Schedule 3.1(bb)(i) of the Disclosure Letter, no such employee is on long-term disability leave, extended absence or worker’s compensation leave. As at August 4, 2009, none of the material employees of Moto or its material subsidiaries has indicated an intention to resign their employment. All current assessments under applicable workers compensation legislation in relation to the employees listed in Schedule 3.1(bb)(i) of the Disclosure Letter have been paid or accrued by Moto and its material subsidiaries, as applicable, and Moto and its material subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.

(ii)	Except for those written employment contracts with salaried employees of Moto and any of its material subsidiaries identified in Schedule 3.1(bb)(ii) of the Disclosure Letter, there are no written contracts of employment entered into with any such employees or any oral contracts of employment. Except for those agreements or provisions described in Schedule 5.5 of the Disclosure Letter, no employee of Moto or any of its material subsidiaries is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive payments under such agreement or provision as a result of the Arrangement.

(iii)	Moto will provide to Randgold a complete list of the collective agreements, either directly or by operation of law, between Moto or any of its material subsidiaries with any trade union or association which may qualify as a trade union (collectively the “Collective Agreements”). Other than as disclosed in Schedule 3.1(bb)(iii) of the Disclosure Letter, there are no outstanding or, to the knowledge of Moto, threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union as bargaining agent for any employees of Moto or any of its material subsidiaries not already covered by a collective agreement. Other than as disclosed in Schedule 3.1(bb)(iii) of the Disclosure Letter there are no threatened or apparent union organizing activities involving employees of Moto or any of its material subsidiaries nor is Moto or any of its material subsidiaries currently negotiating any of the Collective

Agreements. To the knowledge of Moto, there is no default or violation under any of the Collective Agreements. There is no strike or lockout involving the employees covered by the collective agreements listed in Schedule 3.1(bb)(iii) of the Disclosure Letter.
(cc)	Compliance with Laws. Moto and its material subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect.

(dd)	Absence of Cease Trade Orders. No order ceasing or suspending trading in the Moto Shares (or any of them) or any other securities of Moto is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Moto, are pending, contemplated or threatened.

(ee)	Related Party Transactions. Except as contemplated hereby or as disclosed in Schedule 3.1(ee) of the Disclosure Letter, there are no Contracts or other transactions currently in place between Moto or any of its material subsidiaries, on the one hand, and: (i) to the knowledge of Moto, any officer or director of Moto or any of its material subsidiaries; (ii) to the knowledge of Moto, any holder of record or, to the knowledge of Moto, beneficial owner of 10% or more of the Moto Shares; and (iii) to the knowledge of Moto, any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

(ff)	Expropriation. No part of the property or assets of Moto or any of its material subsidiaries has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor does Moto or any of its material subsidiaries know of any intent or proposal to give such notice or commence any such proceedings.

(gg)	Registration Rights. No Moto Shareholder has any right to compel Moto to register or otherwise qualify the Moto Shares (or any of them) for public sale or distribution.

(hh)	Rights of Other Persons. Other than as disclosed in Schedule 3.1(hh) of the Disclosure Letter, no person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by Moto or any of its material subsidiaries, or any part thereof.

(ii)	Restrictions on Business Activities. There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Moto or any of its material subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect on Moto.

(jj)	Brokers. Except as disclosed by Moto to Randgold, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Moto, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Schedule 3.1(jj) to the Disclosure Letter.

(kk)	Insurance. As of the date hereof, Moto and its material subsidiaries have such policies of insurance as are listed in Schedule 3.1(kk) of the Disclosure Letter. All insurance maintained by Moto or any of its material subsidiaries is in full force and effect and in good standing and neither Moto nor any of its subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has Moto or any of its material subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Moto or any of its material subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost, except where such failure or default or other event would not reasonably be expected to have a Material Adverse Effect.

(ll)	Data Room Information. All Data Room Information is accurate in all material respects as at its respective date as stated therein, or, if any Data Room Information is undated, as of the date of its delivery to the Data Site for purposes of the transactions contemplated by this Agreement. Additionally, all information provided to Randgold in relation to Randgold’s due diligence requests, including information not provided in the Data Room Information, will be accurate in all material respects as at its respective date as stated therein. To the extent that there is a material change to any of the Data Room Information or any other information provided to Randgold since the date posted to the Data Site or provided to Randgold, as the case may be, such information will be accurate in all material respects or is no longer relevant or material to Moto or additional information has been provided to the Data Site or to Randgold which supercedes or replaces such information.

(mm)	United States Securities Laws.
(i)	Moto is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act;

(ii)	no securities of Moto are registered or required to be registered under Section 12 of the U.S. Exchange Act, and Moto is not required to file reports under Section 13 or Section 15(d) of the U.S. Exchange Act; and

(iii)	Moto is not an “investment company” as defined in the United States Investment Company Act of 1940, as amended.
(nn)	Report Regarding Operations. Moto engaged each of “Risk Opportunity” and its successor “Arden Consulting” (together the “Authors”) to prepare a report relating to the viability of conducting exploration and mining activities at the Moto Gold Project in light of the security and political risks associated with the conduct of such activities in that area of the DRC (together the “Security Reports”). Moto represents and warrants as follows with respect to the Security Reports:
(i)	Moto has provided or will provide a complete copy of the Security Reports to Randgold, including copies of any and all correspondence (written or verbal) relating to the Security Reports between Moto and the Authors;

(ii)	The conclusions expressed in the Security Reports are reasonable;

(iii)	Moto is not aware of any facts or information which would make the conclusions or analysis set forth in the Security Reports incorrect, incomplete or misleading in any respect; and

(iv)	The consultants who prepared the Security Reports were provided with all information in the possession or within the control of Moto that was requested by such consultants or which would be relevant to a full and accurate assessment of the matters dealt with in the Security Reports.
(oo)	Viability of Mining Operations. As of the date of this Agreement, Moto has no information that would cause it to conclude, acting reasonably, that the development of the Moto Gold Project in accordance with the Feasibility Study is not possible given existing security or political factors.

(pp)	Change of Control. The completion of the Arrangement will constitute a “Change of Control” within the meaning of the OKIMO Assignment and the GICC Agreement.

(qq)	Competition Act. As determined in accordance with the Competition Act and regulations thereunder, Moto and all entities controlled by Moto: (i) does not have assets in Canada having an aggregate book value exceeding $70 million; and (ii) does not have gross revenues from sales in or from Canada generated by its assets in Canada that exceed $70 million, based on the audited financial statements for Moto’s most recently completed fiscal year.

(rr)	Sanctions and Similar Laws. Neither Moto nor its subsidiaries nor, to the knowledge of Moto, any of its officers, directors, employees or agents (nor any person acting on behalf of the foregoing) directly or indirectly has given, offered or agreed to give or offer a loan, reward, advantage or benefit of any kind to any (1) person who holds a legislative, administrative or judicial position of a foreign state, (2) person who performs public duties or functions for a foreign state, including a person employed by a board, commission, corporation or other body or authority that is established to perform a duty of function on behalf of the foreign state, or is performing such duty or function, or (3) agent of a public international organization that is formed by two or more states or governments, or by two or more such public international organizations, as consideration for an act or omission by the official in connection with the performance of the official’s duties or functions, or to induce the official to use his or her position to influence any acts or decisions of the foreign state or public international organization for which the official performs duties or functions, except as permitted by the Corruption of Foreign Public Officials Act (Canada).
3.2 Survival of Representations and Warranties
          The representations and warranties of Moto contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF RANDGOLD
4.1 Representations and Warranties
          Randgold hereby represents and warrants to and in favour of Moto as follows, and acknowledges that Moto is relying upon such representations and warranties in connection with the entering into of this Agreement:
(a)	Authority Relative to this Agreement. Randgold has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Randgold and the performance of its obligations thereunder have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Randgold and constitutes a legal, valid and binding obligation of Randgold enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(b)	Organization and Qualification. Randgold and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Randgold and each of its subsidiaries (a) has all Permits necessary to conduct its business substantially as now conducted, and (b) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing or to have such Permits would not reasonably be expected to have a Material Adverse Effect on Randgold.

(c)	No Material Change. Since December 31, 2008 except as disclosed in the Randgold Public Disclosure Record, there has been no material change in respect of Randgold and its subsidiaries, taken as a whole, and the debt, business and material property of Randgold and its subsidiaries conform in all material respects to the description thereof contained in the Randgold Public Disclosure Record; and there has been no dividend or distribution of any kind declared, paid or made by Randgold on any Randgold Shares.

(d)	No Violations. Neither the execution and delivery of this Agreement by Randgold nor the completion of the transactions contemplated by the Agreement or the Arrangement nor the performance of its obligations thereunder nor compliance by Randgold with any of the provisions thereof will violate, conflict with, or result in a breach of any material provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under: (A) the articles of incorporation or other constating documents of Randgold or any of its subsidiaries; or (B) any material contract or other instrument or obligation to which Randgold or any of its subsidiaries is a party or to which it, or any of its properties or assets, may be subject or by which Randgold or any of its subsidiaries is bound and, in each case, individually or in the aggregate would materially adversely affect Randgold’s ability to perform its obligations under this Agreement; or (C) violate, breach or constitute a default under any Law applicable to Randgold or any of its subsidiaries or any of its properties or assets.

(e)	Capitalization. The authorized share capital of Randgold consists of 100,000,000 Randgold Shares. As of the close of business on August 4, 2009, 82,532,302 Randgold Shares were issued and outstanding and an aggregate of up to 2,393,770 Randgold Shares were issuable upon the exercise of Randgold Options and other than restricted Randgold Shares issuable under Randgold’s Restricted Share Scheme, there are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Randgold of any securities of Randgold (including Randgold Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Randgold (including Randgold Shares) or subsidiaries of Randgold. Other than Randgold Options and Randgold Shares, there are no securities of Randgold or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Randgold Shareholders on any matter. There are no outstanding contractual or other obligations of Randgold or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries, other than the Randgold Options and restricted Randgold Shares issuable under Randgold’s Restricted Share Scheme. There are no outstanding bonds, debentures or other evidences of indebtedness of Randgold or any in its subsidiaries having the right to vote with the holders of the outstanding Randgold Shares on any matters.

(f)	Reporting Status and Securities Laws Matters. Randgold Shares and Randgold ADSs are registered under the U.S. Exchange Act. No delisting, suspension of trading in or cease trading order with respect to any securities of Randgold and, to the knowledge of Randgold, no inquiry or investigation (formal or informal) of the SEC, the NASDAQ or the London Stock Exchange, is in effect or ongoing or, to the knowledge of Randgold, expected to be implemented or undertaken.

(g)	Public Filings. Randgold has filed all documents in the Randgold Public Disclosure Record required to be filed by it in accordance with applicable U.S. federal securities laws. All such documents and information comprising the Randgold Public Disclosure Record, as of their respective filing dates (and the dates of any amendments thereto), (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied in all material respects with the requirements of applicable U.S. federal securities laws, and any amendments to the Randgold Public Disclosure Record required to be made have been filed on a timely basis with the SEC.

(h)	Randgold Financial Statements. Randgold’s audited financial statements as at and for the fiscal years ended December 31, 2008, 2007 and 2006 (including the notes thereto and related Operating and Financial Review and Prospects section of Randgold’s annual report on Form 20-F for the year ended December 31, 2008 ) and Randgold’s unaudited financial statements as at and for the three months ended March 31, 2009 (collectively, the “Randgold Financial Statements”) were prepared in accordance with IFRS consistently applied

(except as otherwise indicated in such financial statements and the notes thereto or in the related report of Randgold’s independent auditors) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of its subsidiaries as of the dates thereof and for the periods indicated therein and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of Randgold and its subsidiaries on a consolidated basis. There has been no material change in Randgold’s accounting policies, except as described in the notes to the Randgold Financial Statements, since December 31, 2008.

(i)	No Undisclosed Liabilities. Randgold and its subsidiaries have no outstanding indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those specifically identified in the Randgold Financial Statements or incurred in the ordinary course of business since the date of the most recent financial statements of Randgold filed on the SEC’s EDGAR database.

(j)	Litigation. There are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Randgold, threatened affecting Randgold or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws. Neither Randgold nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(k)	Reserve Information. The reserve information contained in Randgold’s annual report on Form 20-F for the year ended December 31, 2008 is in accordance with the SEC’s Industry Guide 7. None of the mineral deposits that are material to Randgold and its subsidiaries taken as a whole are, to the knowledge of Randgold, subject to illegal occupation. There has been no material reduction in the aggregate amount of estimated mineral reserves of Randgold and its subsidiaries, taken as a whole, from the amounts disclosed in Randgold’s Public Disclosure Record, subject to depletion in the ordinary course of business.

(l)	Issuance of Randgold Shares and Randgold ADSs. The Randgold Shares to be issued as part of the Randgold Share Consideration, and the Randgold Shares represented by the Randgold ADS Consideration, will, when issued pursuant to the Arrangement, be duly and validly issued as fully paid and non-assessable ordinary shares in the capital of Randgold.

(m)	Absence of Cease Trade Orders. No order ceasing or suspending trading in Randgold Shares or Randgold ADSs (or any of them) or any other securities of Randgold is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Randgold, are pending, contemplated or threatened.

(n)	Investment Canada. Subco will be, a “WTO Investor” for purposes of the Investment Canada Act, as that term is defined in the Investment Canada Act and the regulations thereunder.

(o)	Compliance with Laws. Randgold and its subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a material adverse effect on the business, prospects, results of operations or financial condition of Randgold and its subsidiaries, taken as a whole.

(p)	Due Diligence Material. All information provided to Moto in relation to Moto’s due diligence requests will be accurate in all material respects as at its respective date as stated therein. To the extent that there is a material change to any of the information provided to Moto since the date provided to Moto, such information will be accurate in all material respects or is no longer relevant or material to Moto or additional information has been provided to Moto which supercedes or replaces such information.

(q)	United States Securities Laws.
(i)	Randgold is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act; and

(ii)	Randgold is not an “investment company” as defined in the United States Investment Company Act of 1940, as amended.
4.2 Survival of Representations and Warranties
          The representations and warranties of Randgold contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.
ARTICLE 5
COVENANTS OF MOTO AND RANDGOLD
5.1 Covenants of Moto Regarding the Conduct of Business
          Moto covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, applicable Laws or any Governmental Entities or consented to by Randgold in writing, Moto shall, and shall cause each of its subsidiaries to, conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, Moto shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of Randgold (which consent shall not be unreasonably withheld or delayed):
(a)	take any action except in the ordinary course of business of Moto and its material subsidiaries, it being acknowledged and agreed that, for the purposes of this Article 5.1, the performance by Moto and its subsidiaries of their respective obligations under the Joint Venture Agreement, the Tripartite Agreement and the ATF, and the entering into by Moto, and the performance by Moto of those obligations under, the July 2009 Protocol are within the ordinary course of business of Moto and its subsidiaries and Moto shall use commercially reasonable efforts to maintain and preserve its and its material subsidiaries’ business organization, assets, employees, goodwill and business relationships;

(b)	(i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Moto or any of its subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Moto Shares owned by any person or the securities of any subsidiary owned by a person other than Moto other than, in the case of any subsidiary wholly-owned by Moto, any dividends payable to Moto or any other wholly-owned subsidiary of Moto; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of Moto or its subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Moto or its subsidiaries, other than: (A) the issuance of Moto Shares pursuant to the terms of the outstanding Moto Options and the Moto Warrant; (B) the issue of Moto Shares in accordance with the OKIMO Assignment if Moto elects to satisfy up to 50% of any amount due and not paid thereunder as of the date of this Agreement by the issue of Moto Shares; the number of Moto Shares to be issued in that regard to be calculated in accordance with the provisions of Section 4.2 of the OKIMO Assignment; (C) the issue of Moto Shares under the GICC Agreement in full discharge of Moto’s obligation to issue shares pursuant to that agreement; (D) transactions in the ordinary course of business and consistent with past practices between two or more Moto wholly-owned subsidiaries or between Moto and a Moto wholly-owned subsidiary, and (E) as required under applicable Law or existing Material Contracts set forth in Schedule 3.1(t) of the Disclosure Letter; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Moto or any of its subsidiaries, (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Moto or any of its subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; or (viii) enter into any agreement with respect to any of the foregoing;

(c)	except in the ordinary course of business consistent with past practice and except as set forth in Schedule 5.1(c) of the Disclosure Letter, (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Moto or any of its subsidiaries; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $200,000; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans, capital contributions, investments or advances; (iv) pay, discharge or satisfy any material liabilities or obligations other than: (A) the payment of any amounts that become due and payable under the OKIMO Assignment prior to the Effective Date in accordance with the terms of the OKIMO Assignment (other than by an acceleration of the obligations thereunder due to a breach thereof by Moto); (B) the incurrence of obligations in respect of the construction of the hydro electric infrastructure described in the Feasibility Study or ATF, subject to prior consultation with Randgold; (C) payment of the Red Back Termination Fee pursuant to the Red Back Agreement; and (D) payment of those amounts payable or that may become payable prior to the Effective Date pursuant to the July 2009 Protocol; (v) waive, release, grant or transfer any rights of material value; or (vi) authorize or propose any of the foregoing, or enter into any agreement to do any of the foregoing;

(d)	other than as is necessary to comply with applicable Laws or Contracts, or in accordance with the Moto Benefit Plans: (i) grant to any officer, employee or director of Moto or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, or director of Moto or any of its subsidiaries; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with, or hire or terminate employment (except for just cause) of, any officer, employee or director of Moto or any of its subsidiaries, provided, however, that bonuses in an aggregate amount of not more than $800,000 may be awarded to the senior officers, senior managers and non-executive directors of Moto; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Moto Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Moto or any of its subsidiaries; (v) increase bonus levels or other benefits payable to any director, executive officer or employee of Moto or any of its subsidiaries; (vi) provide for accelerated vesting, removal of restrictions or an exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control (other than in connection with the Arrangement) occurring on or prior to the Effective Time; or (vii) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement;

(e)	settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any material action, claim or proceeding brought against Moto and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(f)	enter into any agreement or arrangement that limits or otherwise restricts in any material respect Moto or any of its subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Moto or any of its subsidiaries from competing in any manner;

(g)	waive, release or assign any material rights, claims or benefits of Moto or any of its subsidiaries;

(h)	other than in the ordinary course of business consistent with past practice, (i) enter into any agreement that if entered into prior to the date hereof would be a Material Contract other than agreements contemplated by the ATF and the July 2009 Protocol (if not entered into prior to the date hereof); (ii) modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;

(i)	change any method of Tax accounting, make or change any Tax election, file any materially amended Return, settle or compromise any Tax liability, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;

(j)	take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits or any Approvals listed in Schedule 5.1(j) of the Disclosure Letter of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for Approvals;

(k)	take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Moto to consummate the Arrangement or the other transactions contemplated by this Agreement other than in connection with a Pre-Acquisition Reorganization; or

(l)	agree, resolve or commit to do any of the foregoing.
          Moto shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Moto or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 7.6, none of Moto or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.
          Subject to compliance with applicable competition or anti-trust laws, Moto shall promptly notify Randgold in writing of any circumstance or development that, to the knowledge of Moto, is or could reasonably be expected to constitute a Material Adverse Effect.
          Moto and its subsidiaries will cooperate in good faith with Randgold to analyze and, if reasonably requested by Randgold, adjust or modify the internal control and record keeping systems of Moto and its subsidiaries with the goal of ensuring that, as of the Effective Time, those systems are in compliance with laws applicable to companies with securities listed on a US exchange with respect to preventing and detecting (i) any corrupt or illegal payments and (ii) the creation of any inaccurate books or records that would disguise or otherwise facilitate such payments.
          Notwithstanding any of the foregoing provisions of this section 5.1, in connection with any Termination Fee Event Moto may issue shares or incur debt if its directors determine in good faith it is necessary to do so to pay the Termination Fee under this Agreement, provided that the funds so raised are solely used for paying such Termination Fee.
5.2 Covenants of Moto Relating to the Arrangement
          Moto shall and shall cause its subsidiaries to perform all obligations required or desirable to be performed by Moto or any of its subsidiaries under this Agreement, co-operate with Randgold in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Moto shall and, where applicable, shall cause its subsidiaries to:
(a)	immediately defer the separation time of the SRP Rights and continue to defer the separation time unless otherwise requested by Randgold;

(b)	promptly, and in any event within five business days following the date of this Agreement, provide to Randgold (if such agreement remains in effect and if providing a copy of such agreement is not prohibited by the terms of such agreement) a copy of each confidentiality and/or standstill agreement which has been entered into by Moto and any third party pursuant to which confidential information of Moto has been provided;

(c)	on or immediately prior to the Effective Date or on such earlier date as Randgold may request and as may be permitted, waive, suspend the operation of or otherwise render the Shareholder Rights Plan inoperative or ineffective as regards the Plan of Arrangement, it being understood that Moto will have no obligation to take any such action until all other conditions to the Plan of Arrangement have been satisfied or waived;

(d)	subject to obtaining confirmation that insurance coverage is maintained as contemplated in Section 7.6.1, and provided that the Effective Date has occurred, it shall use its reasonable commercial efforts to cause such members of the Moto Board to resign as Randgold may require, at the time and in the manner requested by Randgold, as of the Effective Date, with a nominee of Randgold to be appointed to the Moto Board immediately after each such resignation;

(e)	apply for and use its best efforts to obtain all Key Regulatory Approvals relating to Moto or any of its subsidiaries which are typically applied for by an offeree and, in doing so, keep Randgold reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Randgold with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Randgold’s outside counsel on an “external counsel” basis), in order for Randgold to provide its comments thereon, which shall be given due and reasonable consideration;

(f)	use its best efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Material Contracts, and all Key Third Party Consents;

(g)	defend all lawsuits or other legal, regulatory or other proceedings against Moto challenging or affecting this Agreement or the consummation of the transactions contemplated hereby; and

(h)	allow representatives of Randgold (including legal and financial advisors) to attend the Moto Meeting and allow officers of Randgold to speak to any motion relating to the Arrangement Resolution.
5.3 Covenants of Randgold Regarding the Performance of Obligations
5.3.1 Randgold shall, and shall cause its subsidiaries to, perform all obligations required to be performed by Randgold or any of Randgold’s subsidiaries under this Agreement, co-operate with Moto in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Randgold shall and where appropriate shall cause its subsidiaries to:
(a)	apply for and use its best efforts to obtain all Key Regulatory Approvals relating to Randgold or any of Randgold’s subsidiaries which are typically applied for by an offeror and, in doing so, keep Moto reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Moto with copies of all related applications and notifications in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Moto’s outside counsel on an “external counsel” basis), in order for Moto to provide its reasonable comments thereon;

(b)	subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Randgold Share Consideration, Randgold ADS Consideration and Cash Consideration to be paid pursuant to the Arrangement at the time provided herein and pay any amounts payable in respect of Moto Options pursuant to the Plan of Arrangement, either in cash or in Converted Randgold Options, upon the transfer of such Moto Options to Moto for cancellation or the conversion of such Moto Options into Converted Randgold Options, as the case may be, pursuant to and in accordance with the Plan of Arrangement;

(c)	not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Randgold to consummate the Arrangement or the other transactions contemplated by this Agreement;

(d)	based upon the representation of Moto that the completion of the Arrangement will constitute a “Change of Control” within the meaning of the OKIMO Assignment, Randgold acknowledges that the amounts owing under the OKIMO Assignment shall become payable in full within seven business days of the Effective Date. Randgold agrees that it will make arrangements to provide Moto with sufficient funds prior to the Effective Date to ensure that, following the Effective Date and conditional upon the Effective Date occurring, the full amount of the Loan Consideration outstanding under the OKIMO Assignment can be paid in accordance with the OKIMO Assignment.

5.3.2 If, at any time prior to the Effective Date, Randgold effects a split, consolidation or other alteration of the issued and outstanding Randgold Shares such that the Share Exchange Ratio, the Randgold ADS Consideration, the Randgold Share Consideration and/or the Cash Consideration no longer reflects the intention of the Parties in relation to the effect of the exchange of shares and/or cash contemplated by the Arrangement, the Board of Directors of Randgold shall make such adjustments to Share Exchange Ratio, the Randgold ADS Consideration, the Randgold Share Consideration and/or the Cash Consideration and such other conforming changes that, in their sole discretion and acting in good faith, they determine to be equitable in the circumstances.
5.4 Mutual Covenants
          Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:
(a)	it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using its commercially reasonable efforts to: (i) obtain all Key Regulatory Approvals required to be obtained by it: (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder; in addition, subject to the terms and conditions of this Agreement, none of the Parties shall knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby;

(b)	it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the making or completion of the Plan of Arrangement except as permitted by this Agreement;

(c)	Moto shall effect such reorganization of its business, operations, subsidiaries and assets or such other transactions (each, a “Pre-Acquisition Reorganization”) as Randgold may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that Moto need not effect a Pre-Acquisition Reorganization which in the opinion of Moto, acting reasonably: (i) would require Moto to obtain the prior approval of the shareholders of Moto in respect of such Pre-Acquisition Reorganization other than at the Moto Meeting; or (ii) would impede or materially delay the consummation of the Arrangement. Without limiting the foregoing and other than as set forth in clause (i) above, Moto shall use its best efforts to obtain all necessary consents, approvals or waivers from any persons to effect each Pre- Acquisition Reorganization, and Moto shall cooperate with Randgold in structuring, planning and implementing any such Pre-Acquisition Reorganization. Randgold shall provide written notice to Moto of any proposed Pre-Acquisition Reorganization at least 10 business days prior to the date of the Moto Meeting. In addition:
(A)	Randgold shall indemnify and save harmless Moto and its subsidiaries’ respective officers, directors, employees, agents, advisors and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization;

(B)	any Pre-Acquisition Reorganization shall not become effective unless Randgold shall have waived or confirmed in writing the satisfaction of all conditions in its favour in Section 6.1 and Section 6.2 and shall have confirmed in writing that it is prepared to promptly without condition (other than the satisfaction of the condition contemplated by Section 6.2(a) as it relates to the Pre- Acquisition Reorganization) proceed to effect the Arrangement;

(C)	any Pre-Acquisition Reorganization shall not unreasonably interfere in material operations prior to the Effective Time of Moto or any of its subsidiaries;

(D)	unless the Parties otherwise agree, any Pre-Acquisition Reorganization shall not require any filings with, notifications to or approvals of any Governmental Entity or third party (other than such Tax rulings, and filing such Tax elections or notifications and prefilings or pre-clearances with corporations branches or similar Governmental Entities, as are necessary or advisable in the circumstances);

(E)	any Pre-Acquisition Reorganization shall not require Moto or any subsidiary to contravene any applicable Laws, their respective organizational documents or any Material Contract; and

(F)	Moto and its subsidiaries shall not be obligated to take any action that could result in any Taxes being imposed on, or any adverse

Tax or other consequences to, any securityholder of Moto incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization.

(d)	Randgold acknowledges and agrees that the planning for and implementation of any Pre-Acquisition Reorganization shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of Moto hereunder has been breached. Randgold and Moto shall work cooperatively and use reasonable commercial efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. For greater certainty, Moto shall not be liable for the failure of Randgold to benefit from any anticipated tax efficiency as a result of a Pre- Acquisition Reorganization.
5.5 Employment Agreements
          Following the approval of the Arrangement Resolution, Randgold shall cause Moto to honour such obligations, if any, under Moto’s employment agreements as are specifically disclosed in Schedule 5.5 of the Disclosure Letter, including, without limitation, by paying to the individuals party to such agreements, in each case, such amounts as disclosed in Schedule 5.5 of the Disclosure Letter.
5.6 Randgold Guarantee
          Randgold hereby unconditionally and irrevocably guarantees the due and punctual performance by Subco of each and every obligation of Subco arising under the Arrangement.
ARTICLE 6
CONDITIONS
6.1 Mutual Conditions Precedent
          The obligations of the Parties to complete the transactions contemplated by this Agreement, are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:
(a)	the Arrangement Resolution shall have been approved and adopted by the Moto Securityholders at the Moto Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Moto and Randgold, acting reasonably, on appeal or otherwise;

(c)	there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against Randgold or Moto which shall prevent the consummation of the Arrangement;

(d)	Randgold Shares and Randgold ADSs to be issued in the United States pursuant to the Arrangement shall be exempt from registration requirements under the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act; provided, however, that Moto shall not be entitled to rely on the provisions of this Section 6.1(d) in failing to complete the transactions contemplated by this Agreement in the event that Moto fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the foregoing exemptions, that Randgold will rely on the foregoing exemptions based on the Court’s approval of the transaction;

(e)	the Key Regulatory Approvals shall have been obtained;

(f)	the Key Third Party Consents shall have been obtained;

(g)	this Agreement shall not have been terminated in accordance with its terms; and

(h)	the distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian securities laws and shall not be subject to resale restrictions under applicable Canadian securities laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102).
6.2 Additional Conditions Precedent to the Obligations of Randgold
          The obligations of Randgold to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Randgold and may be waived by Randgold):
(a)	all covenants of Moto under this Agreement to be performed on or before the Effective Time which have not been waived by Randgold shall have been duly performed by Moto in all material respects, and Randgold shall have received a certificate of Moto addressed to Randgold and dated the Effective Time, signed on behalf of Moto by two senior executive officers of Moto (on Moto’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)	all representations and warranties of Moto set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations and warranties (other than those contained in Sections 3.1(c), 3.1(d), 3.1(f) and 3.1(s)) to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on Moto (it being a separate condition that the representations and warranties of Moto made in Sections 3.1(c), 3.1(d), 3.1(f) and 3.1(s)) must be accurate in all respects when made and, except as contemplated by this Agreement, on and as of the Effective Time, as though made on and as of the Effective Time); and Randgold shall have received a certificate of Moto addressed to Randgold and dated the Effective Time, signed on behalf of Moto by two senior executive officers of Moto (on Moto’s behalf and without personal liability), confirming the same as at the Effective Date;
(c)	since the date of this Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Moto; and

(d)	holders of no more than 5% of the Moto Shares shall have exercised Dissent Rights.
          The foregoing conditions will be for the sole benefit of Randgold and may be waived by them in whole or in part at any time.
6.3 Additional Conditions Precedent to the Obligations of Moto
          The obligations of Moto to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Moto and may be waived by Moto):
(a)	all covenants of Randgold under this Agreement to be performed on or before the Effective Time shall have been duly performed by Randgold in all material respects, and Moto shall have received a certificate of Randgold, addressed to Moto and dated the Effective Time, signed on behalf of Randgold by two of its senior executive officers (on Randgold’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)	all representations and warranties of Randgold set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties (other than those contained in Section 4.1(a), 4.1(b) and 4.1(d)) to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on Subco or Randgold (it being a separate condition that the representations and warranties of Randgold made in Section 4.1(a), 4.1(b) and 4.1(d) must be accurate in all respects when made and, except as contemplated by this Agreement, on and as of the Effective Time, as though made on and as of the Effective Time); and Moto shall have received a certificate of Randgold, addressed to Moto and dated the Effective Time, signed on behalf of each of Randgold by two senior executive officers of each of Randgold (on Randgold’s behalf and without personal liability), confirming the same as at the Effective Date;
(c)	since the date of Moto Securityholder Approval, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Randgold;

(d)	admission of the Randgold Shares comprising the Randgold Share Consideration to the Official List of the UK Listing Authority becoming effective in accordance with the listing rules made by the UK Listing Authority (pursuant to Part VI of the Financial Services and Markets Act 2000) and admission of the Randgold Shares comprising the Randgold Share Consideration to trading on the London Stock Exchange’s market for listed securities becoming effective in accordance with the Admission and Disclosure Standards of the London Stock Exchange; and

(e)	Randgold shall have delivered evidence satisfactory to Moto of the approval of the listing and posting for trading on the NASDAQ of the Randgold ADSs comprising the Randgold ADS Consideration.
          The foregoing conditions will be for the sole benefit of Moto and may be waived by it in whole or in part at any time.
6.4 Satisfaction of Conditions
          The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.
ARTICLE 7
ADDITIONAL AGREEMENTS
7.1 Notice and Cure Provisions
          Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time (provided that this paragraph (a) shall not apply in the case of any event or state of facts resulting from actions or omissions of Moto which are permitted or required by this Agreement); or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.
          Randgold may not exercise its rights to terminate this Agreement pursuant to Section 8.2.1(c)(iii) and Moto may not exercise its right to terminate this Agreement pursuant to Section 8.2.1(d)(iii) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of fifteen business days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for the Final Order, such application and such filing shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein without a Material Adverse Effect, this Agreement may not be terminated as a result of the cured breach.
7.2 Non-Solicitation
7.2.1 Except as otherwise expressly provided in this Section 7.2, Moto shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of Moto or any of its subsidiaries (collectively, the “Representatives”), (i) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any discussions or negotiations with any person (other than Randgold or any of its affiliates) regarding an Acquisition Proposal, (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal, (iv) accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal or (v) make a Change in Recommendation.
7.2.2 Except as otherwise provided in this Section 7.2, Moto shall, and shall cause its subsidiaries and Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by Moto, its subsidiaries or any Representatives with respect to any Acquisition Proposal, and, in connection therewith, Moto will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding Moto and its subsidiaries previously provided to any such person or any other person and will request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding Moto and its subsidiaries. Moto agrees that, except as permitted Section 7.2.3 neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into and announcement of this Agreement by Moto, pursuant to the express terms of any such agreement, shall not be a violation of this Section 7.2.2) and Moto undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date hereof.
7.2.3 Notwithstanding Sections 7.2.1 and 7.2.2 and any other provision of this Agreement or of any other agreement between Randgold and Moto, if at any time following the date of this Agreement and prior to obtaining the Securityholder Approval of the Arrangement Resolution at the Moto Meeting, Moto receives a bona fide, written Acquisition Proposal that the Moto Board determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or, if consummated in accordance with its terms (disregarding, for the purposes of any such determination, any term of such Acquisition Proposal that provides for a due diligence investigation), could reasonably be expected to be a Superior Proposal, then Moto may, provided it is in compliance with Sections 7.2.2 and 7.2.4:
(a)	furnish information with respect to Moto and its subsidiaries to the person making such Acquisition Proposal;

(b)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal; and/or

(c)	waive any standstill provision or agreement that would otherwise prohibit such person from making such Acquisition Proposal;
provided that Moto shall not, and shall not allow its Representatives to, disclose any non-public information with respect to Moto to such person (i) if such non public information has not been previously provided to, or is not concurrently provided to, Randgold; and (ii) without entering into an agreement with such person substantially in the form of the Confidentiality Agreement containing terms that are no more favourable to such person than those found in the Confidentiality Agreement.
7.2.4 Moto shall promptly notify Randgold, at first orally and then in writing within 24 hours of receipt of the Acquisition Proposal, in the event it receives an Acquisition Proposal following the date of this Agreement, including the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and shall include copies of any such proposal, inquiry, offer or request, and a copy of any agreement entered into in accordance with Section 7.3 hereof, or any amendment to any of the foregoing. Moto shall thereafter also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as Randgold may reasonably request. Moto shall keep Randgold fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all inquiries from Randgold with respect thereto.
7.2.5 Subject to Section 7.3, at any time following the date of this Agreement and prior to obtaining Moto Securityholder Approval, if Moto receives an Acquisition Proposal which the Moto Board concludes in good faith constitutes a Superior Proposal, the Moto Board may, subject to compliance with the procedures set forth in Section 8.2, terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal.
7.2.6 Nothing contained in this Agreement shall prohibit the Moto Board from taking any action or making a Change in Recommendation or from making any disclosure to any securityholders of Moto prior to the Effective Time, if, in the good faith judgment of the Moto Board, after consultation with outside legal counsel, failure to take such action or make such disclosure would be inconsistent with the Moto Board’s exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under Securities Laws); provided that, for greater certainty, in the event of a Change of Recommendation and a termination by Randgold of this Agreement pursuant to Section 8.2.1(c)(i), but not including a termination by Randgold pursuant to Section 8.2.1(c)(i) where the Change in Recommendation resulted from the occurrence of an Material Adverse Effect with respect to Randgold, Moto shall pay the Termination Fee as required by Section 7.4. In addition, subject to the provisions of this Section 7.2 and Section 7.3, nothing contained in this Agreement shall prevent Moto or the Moto Board from calling and holding a meeting of Moto Shareholders, or any of them, requisitioned by Moto Shareholders, or any of them, in accordance with the BCBCA or ordered to be held by a court in accordance with applicable Laws.
7.3 Right to Match
7.3.1 Moto covenants that it will not accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2.3) unless:
(a)	Moto has complied with its obligations under Section 7.2 and has provided Randgold with a copy of the Superior Proposal; and

(b)	a period (the “Response Period”) of five business days has elapsed from the date that is the later of (x) the date on which Randgold receives written notice from the Moto Board that the Moto Board has determined, subject only to compliance with this Section 7.3, to accept, approve, endorse, recommend or enter into a definitive agreement with respect to such Superior Proposal, and (y) the date Randgold receives a copy of the Superior Proposal.

7.3.2 During the Response Period, Randgold will have the right, but not the obligation, to offer to amend this Agreement and the Plan of Arrangement, including an increase in, or modification of, the aggregate consideration. The Moto Board shall review any such offer by Randgold to amend this Agreement and the Plan of Arrangement to determine whether the Acquisition Proposal to which Randgold is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by Randgold to be amended. If the Moto Board determines that the Acquisition Proposal no longer constitutes a Superior Proposal, the Moto Board will cause Moto to enter into an amendment to this Agreement with Randgold incorporating the amendments to the Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement and by the prompt issuance of a press release to that effect. If the Moto Board determines that the Acquisition Proposal continues to be a Superior Proposal, Moto may approve and recommend that holders of Moto Shares accept such Superior Proposal and may terminate this Agreement pursuant to Section 8.2.1(d)(i) in order to accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.
7.3.3 Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of the Moto Shares shall constitute a new Acquisition Proposal for the purposes of this Section 7.3 and Randgold shall be afforded a new Response Period and the rights afforded in paragraph 7.3.2 in respect of each such Acquisition Proposal.
7.4 Expenses and Termination Fees
7.4.1 Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses except:
(a)	in the event this Agreement is terminated by Randgold pursuant to Section 8.2.1(e), then Randgold shall promptly, but in no event later than five business days following the request by Moto, pay the reasonable charges and expenses actually incurred by Moto in connection with the negotiation of this Agreement (upon being provided with supporting invoices), and the transactions contemplated hereby, subject to a maximum of $2,000,000, as reimbursement to Moto payable by wire transfer of same day funds; or

(b)	in the event this Agreement is terminated pursuant to Section 8.2.1(b)(i) solely due to any failure:
(1)	by Randgold to file, or provide to Moto for filing, on SEDAR the Randgold Technical Reports in a form, determined by Randgold, acting reasonably, that can be filed in accordance with NI 43-101;

(2)	by Randgold to provide Moto with all information referred to in Section 2.4(c) to be provided by Randgold as is required to be included in the Moto Circular pursuant to Securities Laws;

(3)	of the Randgold Shares or the Randgold ADSs to be issued by Randgold pursuant to the Arrangement to be admitted to listing on the official list of the UK Listing Authority or to trading on the London Stock Exchange plc, or NASDAQ, as applicable, provided that Moto has promptly provided upon request all such financial and other information regarding Moto as may be required in order to achieve such admission, or

(4)	by Randgold to perform any of its obligations under Section 5.3.1(b),

then Randgold shall promptly, but in no event later than five business days following the request by Moto, pay the Red Back Termination Fee, as reimbursement to Moto payable by wire transfer of same day funds; or
(c)	in the event this Agreement is terminated pursuant to Section 8.2.1(e), then Randgold shall promptly, but in no event later than five business days following the request by Moto, pay the Red Back Termination Fee, as reimbursement to Moto payable by wire transfer of same day funds.
7.4.2 If a Termination Fee Event occurs, Moto shall pay Randgold (by wire transfer of immediately available funds) the Termination Fee in accordance with Section 7.4.5.
7.4.3 For the purposes of this Agreement, “Termination Fee” means US$14,627,300.00.
7.4.4 For the purposes of this Agreement, “Termination Fee Event” means the termination of this Agreement:
(a)	by Randgold pursuant to Section 8.2.1(c)(i), (except where the Change in Recommendation which has led to the termination pursuant to Section 8.2.1(c)(i) was made solely because the Board of Directors of Moto, acting in good faith, determined that a change, effect, event or occurrence had taken place that constituted a Material Adverse Effect on Randgold and that, as a consequence, it would be inconsistent with the Board’s fiduciary obligations to continue to recommend that Moto Securityholders vote in favour of the Arrangement), Section 8.2.1(c)(iv) or Section 8.2.1(c)(vi);

(b)	by Moto pursuant to Section 8.2.1(d)(i); or

(c)	by Randgold pursuant to Section 8.2.1(b)(i), or Section 8.2.1 (c)(v) or by either Party pursuant to 8.2.1(b)(iii), but only if, in the case of this paragraph (c), prior to the earlier of the termination of this Agreement or the holding of the Moto Meeting, following the date of this Agreement, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Moto shall have been made to Moto or publicly announced by any person (other than Randgold or any of its affiliates) and within six months following the date of such termination:

(i)	an Acquisition Proposal is consummated by Moto; or

(ii)	Moto and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Moto Board approves or recommends, an Acquisition Proposal which is subsequently consummated at any time thereafter;

provided that, for the purposes of this Section 7.4.4(c), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.
7.4.5 If a Termination Fee Event occurs due to a termination of this Agreement by Moto pursuant to Section 8.2.1(d)(i), or by Randgold pursuant to Section 8.2.1(c)(i) or Section 8.2.1(c)(vi), the Termination Fee shall be payable simultaneously with the occurrence of such Termination Fee Event. If a Termination Fee Event occurs due to a termination of this Agreement by Randgold pursuant to Section 8.2.1(c)(iv), the Termination Fee shall be payable within two business days following such Termination Fee Event. If a Termination Fee Event occurs in the circumstances set out in Section 7.4.4(c), the Termination Fee shall be payable within two business days following the closing of the applicable transaction referred to therein.
7.4.6 Each of the Parties acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 7.4 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Moto irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where Randgold is entitled to the Termination Fee and such Termination Fee is paid in full, Randgold shall be precluded from any other remedy against Moto at law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Moto or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.
7.4.7 Nothing in this Section 7.4 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or willful breach of this Agreement.
7.4.8 Nothing in this Section 7.4 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

7.4.9 In no event shall Moto be obligated to pay to Randgold an amount in respect of the termination of this Agreement that is, in aggregate, in excess of the Termination Fee.
7.5 Access to Information; Confidentiality
     From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, Moto shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Randgold and AngloGold and to their respective officers, employees, agents and representatives such access as Randgold may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, shall furnish Randgold and AngloGold with all data and information as Randgold may reasonably request and shall cooperate with Randgold in securing access for Randgold and AngloGold to any documents, agreements, corporate records or minute books not in the possession or under the control of Moto. Randgold and Moto acknowledge and agree that information furnished to Randgold and AngloGold pursuant to this Section 7.5 shall be subject to the terms and conditions of the Confidentiality Agreement.
7.6 Insurance and Indemnification
7.6.1 Randgold will, or will cause Moto and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by Moto and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, that Randgold acknowledges and agrees that prior to the Effective Date, Moto may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date with the prior written consent of Randgold.
7.6.2 Randgold agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Moto and its subsidiaries to the extent that they are disclosed in Schedule 7.6.2 of the Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in Schedule 7.6.2 of the Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.
7.6.3 The provisions of this Section 7.6 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Moto hereby confirms that it is acting as agent and trustee on their behalf. Furthermore, this Section 7.6 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER
8.1 Term
          This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.
8.2 Termination
8.2.1 This Agreement, other than Section 7.4 hereof, may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the Moto Securityholders or the Arrangement by the Court):
(a)	by mutual written agreement of Moto and Randgold ; or

(b)	by either Moto or Randgold, if:
(i)	the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this 8.2.1(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date; or

(ii)	after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Moto or Randgold from consummating the Arrangement and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or

(iii)	the Arrangement Resolution shall have failed to obtain the Moto Securityholder Approval at the Moto Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or
(c)	by Randgold, if:
(i)	prior to obtaining the Moto Securityholder Approval, the Moto Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Randgold or fails to reaffirm its recommendation of the Arrangement within five business days (and in any case prior to the Moto Meeting) after having been requested in writing by Randgold to do so, in a manner adverse to Randgold, (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five business days (or beyond the date which is one day prior to the Moto Meeting, if sooner) shall be considered an adverse modification) (a “Change in Recommendation”); or

(ii)	any of the conditions set forth in Section 6.1 or Section 6.2 is not satisfied, and such condition is incapable of being satisfied by the Outside Date; or

(iii)	subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Moto set forth in this Agreement (other than as set forth in Section 7.2) shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Randgold is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied; or

(iv)	Moto is in breach or in default of any of its obligations or covenants set forth in Section 7.2 other than an immaterial breach of Moto’s obligation under Section 7.2 to provide notice of an Acquisition Proposal to Randgold within a prescribed period; or

(v)	the Moto Meeting has not occurred on or before the later of (A) October 5, 2009 and (B) the date that is 35 days after the date on which Randgold provides Moto with all information referred to in section 2.4(c) to be provided by Randgold as is required, as determined by Randgold, acting reasonably, to be included in the Moto Circular pursuant to Securities Laws, or such other date as the Parties may agree upon, each acting reasonably, provided that the right to terminate this Agreement pursuant to this Section 8.2.1(c)(v) shall not be available to Randgold if the failure by Randgold to fulfill any obligation hereunder is the cause of, or results in, the failure of the Moto Meeting to occur on or before such date; or

(vi)	the Moto Board authorizes Moto to enter into a binding written agreement relating to a Superior Proposal; or
(d)	by Moto, if:
(i)	the Moto Board authorizes Moto, subject to complying with the terms of this Agreement, to enter into a legally binding agreement with respect to a Superior Proposal; provided that concurrently with such termination, Moto pays the Termination Fee payable pursuant to Section 7.4; or

(ii)	any of the conditions set forth in Section 6.1 or Section 6.3 is not satisfied, and such condition is incapable of being satisfied by the Outside Date; or

(iii)	subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Randgold set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Moto is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied; or
(e)	by either Randgold or Moto in the event that Randgold is required by any Governmental Authority, Securities Authority or Exchange to call and hold a meeting of its shareholders to obtain their approval for the issuance of Randgold Shares or Randgold ADSs pursuant to the Arrangement or any other aspect of the Arrangement and such approval is not obtained at that meeting.
8.2.2 The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2.1(a)) shall give notice of such termination to the other Parties.
8.2.3 If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this Section 8.2.3 and Sections 7.4, 7.5, 9.3, 9.6 and 9.7 and the provisions of the Confidentiality Agreement (including any standstill provisions contained therein) shall survive any termination hereof pursuant to Section 8.2.1; provided further that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party from any liability arising prior to such termination.
8.3 Amendment
     This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Moto Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:
(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.
8.4 Waiver
     Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance, except as provided herein, with any of the other

Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived; and provided further that, for the purposes of this Section 8.4, Subco and Randgold shall be deemed to constitute one and the same Party.
ARTICLE 9
GENERAL PROVISIONS
9.1 Privacy
          Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the “Transaction Personal Information”). Randgold and Subco shall not disclose Transaction Personal Information to any Person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If Randgold and Subco complete the transactions contemplated by this Agreement, Randgold and Subco shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:
(a)	for purposes other than those for which such Transaction Personal Information was collected by Moto prior to the Effective Date; and

(b)	which does not relate directly to the carrying on of Moto’s business or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.
          Randgold and Subco shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Randgold and Subco shall cause its advisors to observe the terms of this Section and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, Randgold and Subco shall promptly deliver to Moto all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof.
9.2 Notices
          All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)     if to Randgold or Subco:
La Motte Chambers
La Motte Street
St. Helier, Jersey JE1 1BJ
Channel Islands
Attention: Dr. Mark Bristow
Facsimile: +27 11 481 7246
Email: mbristow@randgoldresources.com
with a copy (which shall not constitute notice) to:
Blake, Cassels & Graydon LLP
23 College Hill
5th Floor
London, EC4R 2RP
England
Attention: David Glennie
Facsimile: +44-207 429-3560
Email: david.glennie@blakes.com
if to Moto:
Level 1, 68 Hay Street
Subiaco Western Australia, 6008
Attention: Mark Arnesen
Facsimile: 461 8 9381 4840
Email: marnesen@motogoldmines.com
with a copy (which shall not constitute notice) to:
Lawson Lundell LLP
1600 Cathedral Place
925 West Georgia Street
Vancouver, British Columbia
V6C 3L2
Attention: Gordon Chambers
Facsimile: +1 (604) 641-2815
Email: grchambers@lawsonlundell.com

9.3 Governing Law; Waiver of Jury Trial
          This Agreement, including the Plan of Arrangement, shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and waives any defences to the maintenance of an action in the Courts of the Province of British Columbia. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.
9.4 Injunctive Relief
          Subject to Section 7.4, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.
9.5 Time of Essence
          Time shall be of the essence in this Agreement.
9.6 Entire Agreement, Binding Effect and Assignment
          Randgold and Subco may assign all or any part of their rights under this Agreement to, and its obligations under this Agreement may be assumed by, a direct or indirect subsidiary of Randgold, provided that if such assignment and/or assumption takes place, Randgold shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.
          This Agreement (including the exhibits and schedules hereto and the Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.7 Severability
          If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.
9.8 Counterparts, Execution
          This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.
[Remainder of page intentionally left blank. Signature page follows.]

          IN WITNESS WHEREOF Randgold, Subco and Moto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

RANDGOLD RESOURCES LIMITED
By:	/s/ D M Bristow
	Name:	Dr. D M Bristow
	Title:	Chief Executive Officer

0858065 B.C. LTD.
By:	/s/ Graham Shuttleworth
	Name:	Graham Shuttleworth
	Title:	Director

MOTO GOLDMINES LIMITED
By:	/s/ Andrew R. Dinning
	Name:	Andrew R. Dinning
	Title:	President and Chief Operating Officer

SCHEDULE A
TO THE ARRANGEMENT AGREEMENT
PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)
ARTICLE 1
DEFINITIONS AND INTERPRETATION
Section 1.01 Definitions
          In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:
(a)	“AIM” means the Alternative Investment Market of the London Stock Exchange;

(b)	“AngloGold” means AngloGold Ashanti Limited, a corporation existing under the laws of South Africa;

(c)	“Arrangement” means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or this Plan of Arrangement at the direction of the Court;

(d)	“Arrangement Agreement” means the arrangement agreement dated as of August 5, 2009 among Randgold, Subco and Moto, together with the Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

(e)	“Arrangement Resolution” means the special resolution to be considered at the Moto Meeting substantially in the form and content of Schedule B to the Arrangement Agreement;

(f)	“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

(g)	“Business Day” means any day other than a Saturday, a Sunday or a statutory or civic holiday in London, England, New York, New York, Toronto, Ontario, Perth, Australia or Vancouver, British Columbia;

(h)	“Cash Consideration” means US$4.47 in cash for each Moto Share which a Former Moto Shareholder may elect to receive, subject to the Cash Parameter, by making the appropriate Election;

(i)	“Cash Parameter” means US$243,787,378.72, being the maximum amount of cash that Subco shall be obligated to pay, and that Former Moto Shareholders that make an Election to receive the Cash Consideration shall collectively be entitled to receive (other than in respect of any cash payable in lieu of fractional Randgold Shares or Randgold ADSs), pursuant to the Arrangement;

(j)	“Converted Randgold Option” shall have the meaning ascribed to such term in Section 3.01(m) hereof;

(k)	“Court” means the Supreme Court of British Columbia;

(l)	“Deemed Option Election” means the deemed election contemplated by Section 3.01(j) hereof;

(m)	“Depositary” means any trust company, bank or financial institution agreed to in writing between Randgold and Moto for the purpose of, among other things, exchanging certificates representing Moto Shares for certificates representing the Randgold Share Consideration and Randgold ADS Consideration and paying the Cash Consideration in connection with the Arrangement;

(n)	“Depositary Interests” means depositary interests representing Moto Shares which depositary interests are listed for trading on the AIM;

(o)	“Dissent Rights” shall have the meaning ascribed thereto in Article 4.01;

(p)	“Dissenting Shareholder” means a registered holder of Moto Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for such holder’s Moto Shares;

(q)	“Effective Date” means the date agreed to by Randgold and Moto in writing as the effective date of the Arrangement, after all of the conditions precedent to the completion of the Arrangement as set out in the Arrangement Agreement and the Final Order have been satisfied or waived;

(r)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

(s)	“Election” means the election to be made by each Former Moto Shareholder pursuant to the Letter of Transmittal and Election Form to receive the Cash Consideration, the Randgold Share Consideration, the Randgold ADS Consideration or some combination thereof, subject to the Cash Parameter;

(t)	“Election Deadline” means 4:00 p.m. (Vancouver time) on the day that is two Business Days before the Moto Meeting;

(u)	“Final Order” means the final order of the Court pursuant to section 291 of the BCBCA, approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(v)	“Former Moto Shareholders” means the holders of Moto Shares immediately prior to the Effective Time;

(w)	“Former Moto Optionholders” means the holders of Moto Options immediately prior to the Effective Time;

(x)	“In-The-Money Amount” in respect of a Moto Option means the amount, if any, by which US$4.47 exceeds the amount payable pursuant to such Moto Option to acquire a Moto Share after such amount payable is converted to U.S. dollars based on the noon exchange rate published by the Bank of Canada for Canadian dollars to U.S. dollars on the Effective Date;

(y)	“In-The-Money Moto Option” means a Moto Option, whether or not vested, with an In-the-Money Amount;

(z)	“In-The-Money Option Election” has the meaning ascribed to such term in Section 3.01(k) hereof;

(aa)	“including” means including without limitation, and “include” and “includes” each have a corresponding meaning;

(bb)	“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Moto Meeting, as the same may be amended by the Court;

(cc)	“Jersey JVCo” means • , a company incorporated under the laws of Jersey and owned, indirectly, 50% by Randgold and, indirectly, 50% by AngloGold;

(dd)	“Letter of Transmittal and Election Form” means a form whereby Former Moto Shareholders may elect, subject to the Cash Parameter, to receive the Cash Consideration, the Randgold Share Consideration, the Randgold ADS Consideration or some combination thereof in exchange for their Moto Shares;

(ee)	“Moto” means Moto Goldmines Limited, a company existing under the BCBCA;

(ff)	“Moto Meeting” means the special meeting of Moto Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

(gg)	“Moto Options” means the outstanding options to purchase Moto Shares granted under the Moto Stock Option Plan;

(hh)	“Moto Securityholders” means, collectively, the holders of Moto Shares and Moto Options;

(ii)	“Moto Shareholder Rights Plan” means the Shareholder Protection Rights Agreement dated as of February 4, 2008 between Moto and Computershare Investor Services Inc., as rights agent, as amended from time to time;

(jj)	“Moto Shares” means the issued and outstanding common shares of Moto, including Moto Shares represented by Depositary Interests;

(kk)	“Moto Stock Option Plan” means the Incentive Stock Option Plan of Moto approved by holders of Moto Shares on May 30, 2008;

(ll)	“NASDAQ” means the National Market System of the National Association of Securities Dealers, Inc. Automated Quotations System;

(mm)	“Option Election” means the election to be made by each holder of In-The-Money Moto Options pursuant to the Option Letter of Transmittal and Election Form to receive either (X) cash payment equaling the In-The-Money Amount for such In-The-Money Moto Options, or (Y) Converted Randgold Options for such In-The-Money Moto Options;

(nn)	“Option Letter of Transmittal and Election Form” means a form delivered to the holders of In-The-Money Moto Options whereby they may elect to receive either (X) a cash payment equaling the In-The-Money Amount for such In-The-Money Moto Options, or (Y) Converted Randgold Options for such In-The-Money Moto Options;

(oo)	“Parties” means, Moto, Subco and Randgold, and “Party” means one of them;

(pp)	“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with Section 8.3 of the Arrangement Agreement or this plan of arrangement or made at the direction of the Court;

(qq)	“Randgold” means Randgold Resources Limited, a corporation incorporated under the laws of Jersey;

(rr)	“Randgold ADS Consideration” means 0.07061 of a Randgold ADS for each Moto Share which a Former Moto Shareholder may elect to receive by making the appropriate Election or by having been deemed to have made a Randgold ADS Deemed Election;

(ss)	“Randgold ADS Deemed Election” means the deemed election contemplated by Section 3.01(c) hereof;

(tt)	“Randgold ADSs” means the American depositary shares of Randgold, each representing one Randgold Share.

(uu)	“Randgold Share Consideration” means 0.07061 of a Randgold Share for each Moto Share which a Former Moto Shareholder may elect to receive by making the appropriate Election or by having been deemed to have made a Randgold Share Deemed Election;

(vv)	“Randgold Share Deemed Election” means the deemed election contemplated by Section 3.01(d) hereof;

(ww)	“Randgold Shares” means the ordinary shares in the authorized share capital of Randgold;

(xx)	“Share Exchange Ratio” means 0.07061 of a Randgold ADS or Randgold Share, as applicable, for each Moto Share;

(yy)	“Subco” means 0858065 B.C. Ltd., a corporation incorporated under the laws of British Columbia and, at the Effective Time, to be an indirect wholly-owned subsidiary of Jersey JVCo.;

(zz)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time; and

(aaa)	“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.
In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.
Section 1.02 Interpretation Not Affected by Headings
          The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.
Section 1.03 Number, Gender and Persons
          In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.04 Date for any Action
          If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.
Section 1.05 Statutory References
          Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.
Section 1.06 Currency
          Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.
Section 1.07 Governing Law
          This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.
ARTICLE 2
ARRANGEMENT AGREEMENT
Section 2.01 Arrangement Agreement
          This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.
ARTICLE 3
ARRANGEMENT
Section 3.01 Arrangement
          At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:
(a)	the Moto Shareholder Rights Plan shall be terminated (and all rights issued thereunder shall expire) and shall be of no further force or effect;

(b)	each Moto Share held by a Dissenting Shareholder immediately prior to the Effective Time shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Moto for cancellation and Moto shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and the name of such holder shall be removed from the central securities register as a holder of Moto Shares;

(c)	each Former Moto Shareholder (other than a Dissenting Shareholder) whose address on the share register of Moto is in Canada or the United States and who does not deliver to the Depositary by the Election Deadline a duly completed and executed Letter of Transmittal and Election Form advising of his Election shall be deemed to have elected to receive the Randgold ADS Consideration (the “Randgold ADS Deemed Election”);

(d)	each Former Moto Shareholder (other than a Dissenting Shareholder) whose address on the share register of Moto is not in Canada or the United States and who does not deliver to the Depositary by the Election Deadline a duly completed and executed Letter of Transmittal and Election Form advising of his Election shall be deemed to have elected to receive the Randgold Share Consideration (the “Randgold Share Deemed Election”);

(e)	each Former Moto Shareholder who (i) delivers to the Depositary by the Election Deadline a duly completed and executed Letter of Transmittal and Election Form reflecting an Election to receive the Randgold ADS Consideration, or (ii) has been deemed to have made a Randgold ADS Deemed Election pursuant to Section 3.01(c) hereof, shall be entitled to receive the Randgold ADS Consideration in accordance with such Election or such Randgold ADS Deemed Election, as the case may be;

(f)	each Former Moto Shareholder who (i) delivers to the Depositary by the Election Deadline a duly completed and executed Letter of Transmittal and Election Form reflecting an Election to receive the Randgold Share Consideration, or (ii) has been deemed to have made a Randgold Share Deemed Election pursuant to Section 3.01(d) hereof, shall be entitled to receive the Randgold Share Consideration in accordance with such Election or such Randgold ADS Deemed Election, as the case may be;

(g)	each Former Moto Shareholder who delivers to the Depositary by the Election Deadline a duly completed and executed Letter of Transmittal and Election Form reflecting an Election to receive the Cash Consideration shall, subject to Section 3.01(h) hereof, be entitled to receive the Cash Consideration in accordance with such Election;

(h)	if the aggregate Cash Consideration elected by Former Moto Shareholders who have duly made an Election to receive Cash Consideration for some or all of their Moto Shares (the aggregate cash consideration elected by such Former Moto Shareholders being referred to hereinafter as the “Requested Cash Amount”) exceeds the Cash Parameter, then each Former Moto Shareholder electing Cash Consideration shall be entitled to receive:

(i)	the Pro-Rated Cash Consideration (as determined by the following formula).

P	=	T	x	I

R

where:	P =	the “Pro-Rated Cash Consideration”
	T =	the Cash Parameter
	R =	the Requested Cash Amount
	I =	the aggregate amount of Cash Consideration elected by such Former Moto Shareholder pursuant to a duly made Election
and
(ii)	the number of Randgold ADSs (if the Former Moto Shareholder’s address on the share register of Moto is in Canada or the United States) or the number of Randgold Shares (if the Former Moto Shareholder’s address on the share register of Moto is not in Canada or the United States) equal to the Residual Stock Consideration (as determined by the following formula).

R	=	(I – P)	x	S
Q

where:	R =	the “Residual Stock Consideration”
	I =	the aggregate amount of Cash Consideration elected by such Former Moto Shareholder pursuant to a duly made Election
	P =	the Pro-Rated Cash Consideration
	Q =	US$4.47, being the cash consideration per Moto Share
	S =	the Share Exchange Ratio
(i)	each Moto Share held by a Former Moto Shareholder (other than a Dissenting Shareholder) shall be transferred to Subco and in consideration therefor Subco shall deliver or cause to be delivered the Randgold Share Consideration and the Randgold ADS Consideration on the basis set forth in Sections 3.01(c), (d), (e), (f) and (h) hereof and the Cash Consideration on the basis set forth in Sections 3.01(g) and (h) hereof, subject to Sections 3.02, 3.03 and Article 5 hereof;
(j)	each Former Moto Optionholder holding In-The-Money Moto Options who does not deliver to the Depositary by the Election Deadline a duly completed and executed Option Letter of Transmittal and Election Form advising of his Option Election shall be deemed to have elected to receive a cash payment equaling the

In-The-Money Amount for such In-The-Money Moto Options in accordance with Section 3.01(l) hereof (the “Deemed Option Election”);

(k)	each Former Moto Optionholder holding In-The-Money Moto Options who delivers to the Depositary by the Election Deadline a duly completed and executed Option Letter of Transmittal and Election Form advising of his Option Election shall be entitled to receive in accordance with his Option Election either (X) a cash payment equaling the In-The-Money Amount of such In-The-Money Moto Options in accordance with Section 3.01(l) hereof (an “In-The-Money Option Election”), or (Y) Converted Randgold Options for such In-The-Money Moto Options in accordance with Section 3.01(m) hereof;

(l)	each In-The-Money Moto Option held by a Former Moto Optionholder who has made an In-The-Money Option Election or is subject to a Deemed Option Election shall be transferred to Moto for cancellation and, in consideration therefor, Moto shall pay the holder of such In-The-Money Moto Options an amount in cash equal to the In-The-Money Amount of such Moto Options;

(m)	the aggregate number of Moto Options, excluding In-The-Money Moto Options that are subject to an In-The-Money Option Election or a Deemed Option Election, held by each Moto Optionholder and outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged for options (each a “Converted Randgold Option”) to acquire (on the same terms and conditions as were applicable to such Moto Options immediately before the Effective Time under the Moto Stock Option Plan and the agreement evidencing such Moto Options) the number (rounded down to the nearest whole number) of Randgold Shares equal to: (A) the number of Moto Shares subject to such Moto Options immediately prior to the Effective Time; multiplied by (B) the Share Exchange Ratio. The exercise price per Randgold Share subject to any such Converted Randgold Option shall be: (i) an amount (rounded up to the nearest one-hundredth of a cent) equal to: (A) the exercise price per Moto Share subject to each such Moto Option immediately before the Effective Time divided by (B) the Share Exchange Ratio; and (ii) converted to, and payable in, U.S. dollars based on the noon exchange rate published by the Bank of Canada for Canadian dollars to U.S. dollars on the Effective Date; and

(n)	the Moto Stock Option Plan, and any stock option agreements or other documents entered into by Moto in connection with the grant of Moto Options, shall be terminated and be of no further force or effect; provided that, for greater certainty, notwithstanding such termination, the Converted Randgold Options shall be governed by the same terms and conditions as were formerly applicable to Moto Options pursuant to the terminated Moto Stock Option Plan.

Section 3.02 Effective Time Procedures
(a)	Following the receipt of the Final Order and prior to the Effective Date, Subco shall deliver or arrange to be delivered to the Depositary certificates representing the Randgold Share Consideration and Randgold ADS Consideration required to be delivered to Former Moto Shareholders and the requisite Cash Consideration required to be paid to Former Moto Shareholders in accordance with the provisions of Section 3.01 hereof, which certificates and cash shall be held by the Depositary as agent and nominee for such Former Moto Shareholders for distribution to such Former Moto Shareholders in accordance with the provisions of Article 5 hereof.

(b)	Subject to the provisions of Article 5 hereof, on or after the Effective Date and upon return of a properly completed Letter of Transmittal and Election Form by a registered Former Moto Shareholder together with certificates representing Moto Shares and such other documents as the Depositary may require, Former Moto Shareholders shall be entitled to receive delivery of certificates representing the Randgold Shares and/or Randgold ADSs and/or a cheque or wire transfer for the Cash Consideration to which they are entitled pursuant to Section 3.01(i) hereof in exchange for such Moto Shares.

(c)	On or after the Effective Date and upon return of a properly completed Option Letter of Transmittal and Election Form by a registered Former Moto Optionholder who has made an In-The-Money Option Election or is subject to a Deemed Option Election together such evidence of ownership of In-The-Money Moto Options and such other documents as Randgold or Subco may reasonably require, such Former Moto Optionholder shall be entitled to receive a cheque or wire transfer for the cash consideration to which it is entitled pursuant to Section 3.01(l) hereof. On or after the Effective Date and upon delivery of such evidence of ownership of Moto Options and such other documents as Randgold or Subco may reasonably require, a registered Former Moto Optionholder who has not made an In-The-Money Option Election and has not been deemed to have made a Deemed Option Election shall be entitled to receive the Converted Randgold Options to which it is entitled pursuant to Section 3.01(m) hereof.
Section 3.03 Fractional Randgold Shares/ADSs
          A Former Moto Shareholder who is entitled to receive a fraction of a Randgold Share or Randgold ADS under the Arrangement will receive cash in lieu thereof, based on a whole Randgold Share or Randgold ADS being valued at US$63.26.
Section 3.04 Fractional Cash
          Any Cash Consideration owing to a Former Moto Shareholder or cash consideration owing to a Former Moto Optionholder shall be rounded up to the next whole cent.

Section 3.05 Elections
(a)	Former Moto Shareholders making the Election must deposit a duly completed and executed Letter of Transmittal and Election Form with the Depositary by the Election Deadline. Randgold and Subco will have the discretion to determine whether Letter of Transmittal and Election Forms have been properly completed, signed and submitted and to disregard immaterial defects in such Letter of Transmittal and Election Forms. The decision of Randgold or Subco in respect of such matters shall be conclusive and binding. None of Randgold, Subco or the Depositary will be under any obligation to notify any person of any defect in a Letter of Transmittal and Election Form submitted. A Letter of Transmittal and Election Form may not be revoked after receipt thereof by the Depositary. A Former Moto Shareholder of record who holds Moto Shares as a nominee, custodian, depositary, trustee or in any other representative capacity for beneficial owners of Moto Shares may submit multiple Letter of Transmittal and Election Forms. A Former Moto Shareholder who does not deposit a Letter of Transmittal and Election Form with the Depositary by the Election Deadline or whose Election is defective or incomplete shall be deemed to have made the Randgold ADS Deemed Election or Randgold Share Deemed Election, as the case may be. Moto shall use reasonable efforts to mail the Letter of Transmittal and Election Form to all persons who become holders of Moto Shares during the period between the record date for the Moto Meeting and the close of business (Vancouver time) on the date which is seven calendar days prior to the date of the Moto Meeting and to make the Letter of Transmittal and Election Form available to all persons who become holders of Moto Shares subsequent to such day and no later than the Election Deadline.

(b)	Holders of In-The-Money Moto Options making the Option Election must deposit a duly completed and executed Option Letter of Transmittal and Election Form with Moto by the Election Deadline. Randgold, Subco and Moto will have the discretion to determine whether Option Letter of Transmittal and Election Forms have been properly completed, signed and submitted and to disregard immaterial defects in such Option Letter of Transmittal and Election Forms. The decision of Randgold or Subco and Moto in respect of such matters shall be conclusive and binding. None of Randgold, Subco or Moto will be under any obligation to notify any person of any defect in an Option Letter of Transmittal and Election Form submitted. An Option Letter of Transmittal and Election Form may not be revoked after receipt thereof by Moto. A holder of record of In-The-Money Moto Options who does not deposit an Option Letter of Transmittal and Election Form with Moto by the Election Deadline or whose Option Election is defective or incomplete shall be deemed to have made the Deemed Option Election.

ARTICLE 4
DISSENT RIGHTS
Section 4.01 Dissent Rights
          Pursuant to the Interim Order, holders of Moto Shares may exercise rights of dissent (“Dissent Rights”) under Division 2 of Part 8 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to Moto Shares in connection with the Arrangement, provided that the written objection to the special resolution to approve the Arrangement contemplated by Section 242 of the BCBCA must be sent to Moto by holders who wish to dissent at least two days before the Moto Meeting or any date to which the Moto Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:
(a)	are ultimately entitled to be paid fair value for their Moto Shares, which fair value shall be the fair value of such shares immediately before the passing by the Moto Securityholders of the Arrangement Resolution, shall be paid an amount equal to such fair value by Moto; and
(b)	are ultimately not entitled, for any reason, to be paid fair value for their Moto Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Moto Shares and shall be entitled to receive only the Randgold ADS Consideration (if the holder’s address on the share register of Moto is in Canada or the United States) or the Randgold Share Consideration (if the holder’s address on the share register of Moto is not in Canada or the United States) contemplated in Sections 3.01(c) and (d) hereof, respectively, that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights and not made an Election, but in no case shall Randgold, Subco, Moto or any other person be required to recognize holders of Moto Shares who exercise Dissent Rights as holders of Moto Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Moto Shares who exercise Dissent Rights shall be deleted from the central securities register as holders of Moto Shares at the Effective Time.
ARTICLE 5
DELIVERY OF CONSIDERATION
Section 5.01 Delivery of Consideration
(a)	Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Moto Shares that were exchanged for the Randgold Share Consideration, Randgold ADS Consideration and/or the Cash Consideration in accordance with Section 3.01 hereof, together with such other documents and instruments as would have been required to effect the transfer of the Moto Shares formerly represented by such certificate under the BCBCA and the articles of Moto and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Randgold Shares and/or Randgold ADSs that such holder is entitled to receive and/or a cheque or wire transfer for the Cash Consideration to which such holder is entitled in accordance with Section 3.01 hereof.
(b)	After the Effective Time and until surrendered for cancellation as contemplated by Section 5.01(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Moto Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing Randgold Shares and/or Randgold ADSs and/or the Cash Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.01 hereof.
Section 5.02 Lost Certificates
          In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Moto Shares that were exchanged for Randgold Shares, Randgold ADSs and/or the Cash Consideration in accordance with Section 3.01 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing Randgold Shares and/or Randgold ADSs and/or a cheque or wire transfer in the amount of the Cash Consideration that such holder is entitled to receive in accordance with Section 3.01 hereof. When authorizing such delivery of a certificate representing Randgold Shares or Randgold ADSs and/or the Cash Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Randgold Shares and/or Randgold ADSs and/or a cheque or wire transfer in the amount of the Cash Consideration is to be delivered shall, as a condition precedent to the delivery of such Randgold Shares, Randgold ADSs and/or cheque or wire transfer, give a bond satisfactory to Randgold, Subco and the Depositary in such amount as Randgold, Subco and the Depositary may direct, or otherwise indemnify Randgold, Subco and the Depositary in a manner satisfactory to Randgold, Subco and the Depositary, against any claim that may be made against Randgold, Subco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Moto.
Section 5.03 Distributions with Respect to Unsurrendered Certificates
          No dividend or other distribution declared or made after the Effective Time with respect to Randgold Shares or Randgold ADSs with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Moto Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.01 or Section 5.02 hereof. Subject to applicable law and to Section 5.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing Randgold Shares and/or Randgold ADSs and/or a cheque or wire transfer for the Cash Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Randgold Shares or Randgold ADSs.
Section 5.04 Withholding Rights
          Randgold, Subco, Moto and the Depositary shall be entitled to deduct and withhold from all consideration, dividends or other distributions otherwise payable to any Former Moto Shareholder or Former Moto Optionholder such amounts as Randgold, Subco, Moto or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Moto Shareholder or Former Moto Optionholder, as applicable, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
Section 5.05 Limitation and Proscription
          To the extent that a Former Moto Shareholder shall not have complied with the provisions of Section 5.01 or Section 5.02 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the Randgold Shares and/or Randgold ADSs that such Former Moto Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Randgold Shares and/or Randgold ADSs and/or the Cash Consideration to which such Former Moto Shareholder was entitled, shall be delivered to Subco by the Depositary and the share certificates shall be cancelled by Randgold, and the interest of the Former Moto Shareholder in such Randgold Shares, Randgold ADSs and/or the Cash Consideration to which it was entitled shall be terminated as of such final proscription date.
ARTICLE 6
AMENDMENTS
Section 6.01 Amendments to Plan of Arrangement
(a)	Randgold and Moto reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Randgold and Moto, (iii) filed with the Court and, if made following the Moto Meeting, approved by the Court, and (iv) communicated to the Moto Securityholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Moto at any time prior to the Moto Meeting provided that Randgold shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Moto Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Moto Meeting shall be effective only if: (i) it is consented to in writing by each of Randgold and Moto; and (ii) if required by the Court, it is consented to by the Moto Securityholders voting in the manner directed by the Court.

SCHEDULE B
TO THE ARRANGEMENT AGREEMENT
ARRANGEMENT RESOLUTION
BE IT RESOLVED THAT:
1. The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Moto Goldmines Limited (“Moto”), all as more particularly described and set forth in the management information circular (the “Circular”) of Moto dated • , 2009, accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted;
2. The plan of arrangement, as it may be or has been modified or amended (the “Plan of Arrangement”), involving Moto and implementing the Arrangement, the full text of which is set out in Appendix C to the Circular, is hereby approved and adopted;
3. The arrangement agreement among Moto, Subco and Randgold, dated August 5, 2009, (the “Arrangement Agreement”) and all the transactions contemplated therein the actions of the directors of Moto in approving the Arrangement and the actions of the officers of Moto in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;
4. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of Moto or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Moto are hereby authorized and empowered, without further notice to, or approval of, the securityholders of Moto:
(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or
(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement; and
5. Any one or more directors or officers of Moto is hereby authorized, for and on behalf and in the name of Moto, to execute and deliver, whether under corporate seal of Moto or not, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:
(a)	all actions required to be taken by or on behalf of Moto, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Moto;
such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C
TO THE ARRANGEMENT AGREEMENT
KEY REGULATORY APPROVALS
1. Competition Act
If the transaction contemplated by this Agreement is a notifiable transaction pursuant to Part IX of the Competition Act, (i) the issuance of an Advance Ruling Certificate provided that such Advanced Ruling Certificate has not been rescinded prior to the Outside Date; or (ii) (A) the expiry or termination of the waiting period under section 123 of the Competition Act, or waiver of the notification requirement pursuant to section 113(c) of that Act, and (B) the Commissioner of Competition advising the Parties, in writing, that she has no intention to file an application under Part VIII of the Competition Act, in connection with the transactions contemplated by this Agreement and such advice has not been rescinded prior to the Outside Date
2. Australian FIRB Approvals
If and to the extent required, written notification by the Treasurer of the Commonwealth of Australia under the Foreign Acquisition and Takeover Act (1975) (Cth) (“FATA”) that the Australian Commonwealth Government has no objection to the Arrangement under its foreign investment policy or under FATA.

SCHEDULE D
TO THE ARRANGEMENT AGREEMENT
KEY THIRD PARTY CONSENTS
None.

DISCLOSURE LETTER
August 5, 2009

To:	Randgold Resources Limited (“Randgold”)

And To:	0858065 B.C. Ltd. (“Subco”)

From:	Moto Goldmines Limited (“Moto”)
Dear Sirs/Mesdames:
Re: Arrangement Agreement
This letter, together with the attached schedules, constitutes the Moto Disclosure Letter referred to and defined in the arrangement agreement (the “Arrangement Agreement”) among Moto, Subco and Randgold dated as of the date hereof.
The purpose of this Disclosure Letter is to set forth in the attached schedules the disclosure of qualifications, modifications or exceptions to certain representations and warranties of Moto contained in the Arrangement Agreement. This Disclosure Letter is deemed to constitute an integral part of such agreement.
The numbering of the attached schedules corresponds to the same section or subsection in the Arrangement Agreement. For greater clarity, any introductory language and headings in this Disclosure Letter are inserted for convenience of reference only and will not create or be deemed to create a different standard for disclosure than the language set forth in the Arrangement Agreement. Information disclosed in any schedule of this Disclosure Letter shall be deemed disclosed with respect to such other sections or subsections of the Arrangement Agreement or this Disclosure Letter, as long as the relevance of such disclosure to such other section or subsection of the Arrangement Agreement is reasonably apparent.
No item in this Disclosure Letter relating to any possible breach or violation of any agreement, law or regulation shall be construed as an admission or indication that any such breach or violation exists or has actually occurred, and nothing in this Disclosure Letter constitutes an admission of any liability or obligation of Moto to any third party or shall confer or give to any third party any remedy, claim, liability, reimbursement, cause of action, or other right.
This Disclosure Letter is qualified in its entirety by reference to the provisions of the Arrangement Agreement and is not intended to constitute, and shall not be construed as constituting, any representation, warranty, undertaking, assurance, covenant, indemnity, guarantee or other commitment of any nature whatsoever not expressly given in the Arrangement Agreement.
All capitalized terms used in this Disclosure Letter shall have the meaning attributed to such term in the Arrangement Agreement, unless otherwise stated, and all references to dollars, unless otherwise specifically indicated, are to Canadian dollars. This Disclosure Letter shall be governed by and construed in all respects in accordance with the laws of the Province of British Columbia and the federal laws of Canada.

MOTO GOLDMINES LIMITED
/s/ Andrew R. Dinning

Name:	Andrew R. Dinning
Title:	President and Chief Operating Officer

The Disclosure Letter is accepted and agreed this 5th day of August, 2009.

Randgold Resources Limited
/s/ D. M. Bristow

Name:	Dr. D. M. Bristow
Title:	Chief Executive Officer

0858065 B.C. Ltd.
/s/ Graham Shuttleworth

Name:	Graham Shuttleworth
Title:	Director

Data Room Information
[Provided separately]

Schedule 3.1(c)
Organization and Qualification
Not applicable.

Schedule 3.1(e)
No Violation
The following notes, bonds, mortgages, indentures, contracts, licenses, franchises or Permits contain change of control provisions, rights of first offer or first refusal or similar provisions that may be triggered by the consummation by Moto of the Arrangement:
The Employment Contracts listed in Schedule 5.5.
The GICC Agreement referred to in Schedule 3.1(f).
The Assignment of OKIMO Receivable referred to in Schedule 3.1(t).
The Hay Street Lease referred to in Schedule 3.1(s).

Schedule 3.1(f)
Capitalization
•	The Offer of Appointment as Chairman of Moto to Sir Samuel Jonah (“Sir Sam”) dated 22 July 2005 (the “Jonah Retainer”) appointing Sir Sam as Non-Executive Chairman of the Moto board of directors pursuant to which Sir Sam was granted the right, whenever Moto makes a material issuance of Moto Shares, to receive options to acquire Moto Shares to maintain his effective non-dilutable interest in Moto existing at that time of 5%.
•	Employment Agreement between Kibali (then known as Borgakim Mining sprl) and Mark Somlyay dated 18 June 2008 which provides that “The Company shall endeavour to have stock options in its ultimate parent entity, Moto Goldmines Limited (“Moto”) granted to the Employee. The number of options that may be granted will be determined after your initial 12 months service period.

Schedule 3.1(i)
Ownership of Subsidiaries
The following table sets out the subsidiaries of Moto and details as to shareholdings of each such subsidiary.

		Number of Shares	Percentage
Name of Material Subsidiary	Shareholder(s)	held	Shareholding
Moto Goldmines Australia Pty Ltd (ACN	Moto	163,279,939	100%
004 313 062)[1]		ordinary shares

Border Energy Pty Ltd (ACN 080 140	Moto Goldmines Australia Pty Ltd	1,000,001 ordinary	100%
987) (“Border”)[1,2]		shares

Westmount Resources NL (ACN 061 045	Moto Goldmines Australia Pty Ltd	5 ordinary shares	100%
396)

Border Resources NL (ACN 009 232 400)	Moto Goldmines Australia Pty Ltd	39,725,322 ordinary	100%
		shares

Kibali Goldmines s.p.r.l1,3	Border	7,000,000	70%
(formerly Borgakim Mining sprl)	L’Office des Mines d’Or de	3,000,000	30%
	Kilo- Moto (“OKIMO”)

Amani Gold sprl	Border	199	99.5%
	Mark Arnesen	1	0.5%

Kibali Gold sprl	Border	199	99.5%
	Mark Arnesen	1	0.5%

Rambi Mining sprl	Border	199	99.5%
	Mark Arnesen	1	0.5%

Gorumbwa Mining sprl	Border	199	99.5%
	Mark Arnesen	1	0.5%

Blue Rose sprl	Border	999	99.9%
	Mark Arnesen	1	0.1%

Tangold sprl	Border	999	99.9%
	Mark Arnesen	1.01%

Border Energy East Africa Pty Limited	Border	99	99%
	Mark Arnesen	1	1%

[1]	Is a material subsidiary of Moto.

[2]	Pursuant to the OKIMO Assignment, Moto granted Orgaman the right to purchase, for no additional consideration, 100% of Border should Moto abandon all of its equity interest in the Moto Gold Project.

[3]	OKIMO’s rights in respect of its ownership interest in Kibali are set out in the contract of association (the “Joint Venture Agreement”) relating to the constitution of a joint company for the development of the Moto Gold project dated 10 March 2009 between OKIMO, Moto, Border and Kibali and in the Articles of Kibali.

Schedule 3.1(n)
Minute Books
Moto
Minutes of the meetings of the directors of Moto held after May 31, 2009 have not yet been drafted and approved.
Minutes of a meeting of the directors of Moto held on June 18, 2007 have not been prepared. Minutes of meetings of the directors of Moto held on November 9, 2006, October 12, 2006 and August 10, 2006 are missing, however, they are recorded as approved at the February 4, 2007 meeting of the directors of Moto.
The minute books for Moto do not contain any minutes of meetings held or resolutions passed by shareholders prior to May 18, 2005 and by directors prior to July 27, 2005, which relates to the period prior to the business combination between Moto Goldmines Limited of Australia and King Products Inc.
Kibali
No representation or warranty is given as to the status of the minute books of Kibali.

Schedule 3.1(o)
No Undisclosed Liabilities
Engagement Letter dated February 3, 2009 addressed to Heenan Blaikie s.e.n.c.r.l.
Letter of Credit from Banque Commerciale du Congo to the benefit of OFIDA (USD 170,000) dated 2 February 2009
Letter of Credit from Banque Commerciale du Congo to the benefit of OFIDA (USD 15,273.49) dated 6 October 2008

Schedule 3.1(q)
Litigation
None.

Schedule 3.1(r)
Taxes
No representation or warranty is given with respect to the filing of tax Returns by Moto’s subsidiaries in the DRC.
Border Energy East Africa Pty Limited has not yet filed its first tax return and is applying for an extension of the time by which the tax return must be filed.
A taxable foreign exchange gain was crystallised when Moto Goldmines Australia Pty Ltd (as lender) and Kibali (then known as Borgakim Mining sprl) (as borrower) entered into the financing agreement dated 10 March 2009 (document no. 11.7.03 in the Data Room Information and listed on Schedule 3.1(t)). The tax payable in connection with this gain has not yet been determined.

Schedule 3.1(r)(iv)
Liens for Unpaid Taxes
None.

Schedule 3.1(s)
Property
Concessions
The Concessions are: PE N° 11447; PE N° 11467; PE N° 11468; PE N° 11469; PE N° 11470; PE N° 11471; PE N° 11472; PE 5073; PE 5088; and PE 5052. The Concessions are registered in the Mining Registry (as defined in the DRC Mining Code and sometimes called CAMI) in the name of Kibali.
Lands
Lease dated                      of                                          between Cleanair Engineering Pty Ltd and Taronga Nominees Pty Ltd, as landlord, and Moto Goldmines Australia Ltd, as tenant, for office premises at Suite 1, First Floor, 68 Hay Street, Subiaco, Western Australia for a five year term commencing 1 October 2007 and two five-year renewal terms (the “Hay Street Lease”).
Sub-lease dated 6 March 2008 between Cleanair Engineering Pty Ltd and Taronga Nominees Pty Ltd, as landlord, Moto Goldmines Australia Ltd, as tenant, and Syndicated Metals Limited, as sub-tenant, of a portion of the office premises at Suite 1, First Floor, 68 Hay Street, Subiaco, Western Australia for a three year term commencing 17 December 2007 and a renewal term of 1 year and 288 days expiring 29 September 2012.
Lease dated 27 April 2007 between CEDIAT Sprl, as lessor, and Borgakim Mining Sprl, as lessee, for office premises in Kinshasa/Gombe, Boulevard du 30 Juin no 124, DRC for a two year term commencing 1 May 2007 and ending 30 April 2009, renewable for subsequent two- year terms.
Lease dated 24 June 2008 between Madame Liliane Lungungu, as lessor, and La Société Borgakim SPRL, as lessee, for an apartment at rue Bandoma, numéro 6, Quartier GB, Commune de Ngaliema, Kinshasa, DRC for a one year term commencing 30 June 2008, renewable annually.
Tenancy Agreement dated 20 January 2007 between Mary C. Muduuli, as landlady, and Moto Goldmines Limited, as tenant, and Mr. Louis Watum and Mr. Lucien Mitima, as guarantors, for residential premises known as Plot No. 15, Wampewo Avenue, Kololo, Kampala, Uganda for a term of four years commencing 1 February 2007.
Tenancy Agreement dated 15 October 2008 between Apolo Hotel Corporation Limited, as landlord, and Border Energy East Africa Pty Ltd, as tenant, of property known as GoldenLeaves Residence in Kampala, Unit no. 101, Uganda for a term of three years less one day commencing 15 October 2008.
Rental Agreement dated 19 May 2007 between STC sprl (Société des Travaux et de Construction), as lessor, and Motogoldmines Louis Watum, as lessee, of villa no. 9, Cité Belle

Vue, l’avenue OAU no. 7, Quartier GB, Commune de Ngaliema, Kinshasa, DRC for an indefinite term commencing 1 June 2008.
Letter dated 3 March 2009 from Borgakim Mining sprl to Monsieur Achour Abdul Sattar, Administrateur Directeur STC sprl cancelling the rental agreement referred to in the immediately preceding item, effective 1 June 2009.

Schedule 3.1(t)
Material Contracts
Moto 2008 Stock Option Plan
Moto Share Rights Plan
Jonah Retainer referred to in Schedule 3.1(f)
Employment Contracts with Mark Arnesen, Andrew Dinning and Louis Watum referred to in Schedule 5.5
ATF
The GICC Agreement referred to in Schedule 3.1(f).
The Moto Warrant Agreement referred to in Schedule 3.1(f).
Inter-Group Loan Assignment Agreement dated January 30, 2008 between Orgaman, Moto, Border Energy PTY LTD and the Subsidiaries.
Agreement dated 31 December 2007 between Orgaman, Border and Moto for the acquisition of Orgaman’s interest in the DRC subsidiaries
OKIMO Assignment
Letter of Guarantee dated February 3, 2009 addressed to Heenan Blaikie s.e.n.c.r.l.
Legal Assistance Agreement dated January 20, 2009 between OKIMO and Heenan Blaikie s.e.n.c.r.l.
Memorandum for the Supply of Security Services by the Public Security Services dated March 11, 2009 between Borgakim Mining SPRL and the Government of the DRC
Memorandum of Understanding for the Supply of Security Services by the Public Security Services of the DRC dated March 6, 2009 between Borgakim Mining SPRL and the Government of the DRC
The Joint Venture Agreement
Contract of Association Relating to the Constitution of a Joint Company for the Development of the Moto Gold Project dated March 10, 2009 between L’Office Des Mines D’Or De Kilo-Moto and Moto Goldmines Limited, Border Energy PTY Limited and Borgakim Mining SPRL
Termination Agreement dated March 10, 2009 between L’Office Des Mines D’Or De Kilo-Moto and Borgakim Mining SPRL

Letter of Credit from Banque Commerciale du Congo to the benefit of OFIDA (USD 170,000) dated 2 February 2009
Letter of Credit from Banque Commerciale du Congo to the benefit of OFIDA (USD 15,273.49) dated 6 October 2008
Credit line from Banque Commerciale du Congo dated 30 January 2009
Financing Agreement dated March 10, 2009 between Borgakim Mining SPRL and Moto Goldmines Australia PTY Limited
Financing Agreement dated March 10, 2009 between L’Office Des Mines D’Or De Kilo-Moto and Borgakim Mining SPRL
The agreements listed as items 10.1.2.01 to 10.1.2.06 on the index of the Data Room Information
The Okimo Financing Agreement between OKIMO and Borgakim listed as item 11.1.06 on the index of the Data Room Information
Subscription for Shares dated January 30, 2008 between Border Ltd., Moto Goldmines Australia Limited and Moto Goldmines Limited
Underwriting Agreements for prior issuances of shares of Moto
Drilling Contracts located in section 10.6 of the Data Room Information
Road construction contract for road to Moto Gold Project
Tripartite Agreement

Schedule 3.1(u)
Permits
None.

Schedule 3.1(x)
Environmental
As the current titleholder of the Concessions, Kibali will be liable to the DRC State for any damage to the environment resulting from its breach of the requisite environmental plans or for a breach of the DRC Mining Code.
Kibali may under the terms of the DRC Mining Code be liable for Environmental Liabilities in respect of previous work undertaken on the Concessions by OKIMO. In addition, as envisaged in the Feasibility Study, Kibali will incur Environmental Liabilities in the ordinary course of carrying on the Moto Gold Project.

Schedule 3.1(y)
Mineral Reserves and Resources
In common with other DRC operations, artisanal and small scale miners may work in the areas covered by the Concessions not in compliance with the Mining Code.

Schedule 3.1(aa)
Employee Benefits
Moto 2008 Stock Option Plan and the individual stock option agreement listed in the Data Room Information. The material terms of the Moto 2008 Stock Option Plan are summarized in the management information circular of Moto dated April 29, 2009.
Under the rule governing pension plans, referred to as “superannuation” in Australia, an employer in Australia is required to make a minimum contribution to an Australian resident employee’s nominated superannuation fund, which acts like a defined contribution plan. Moto is required to make a minimum contribution of 9% of its Australian resident employees’ gross annual salary, however, an employee is entitled to elect a higher contribution and Moto currently contributes at the rate of 10% for all its Australian employees.
The Jonah Retainer referred to in Schedule 3.1(f).
All Perth office full-time employees of Moto have personal life insurance and income protection insurance paid by Moto. These are personal policies paid by Moto and Moto is not entitled to copies of these policies.

Schedule 3.1(bb)(i)
Labour and Employment
[Provided separately]

Schedule 3.1(bb)(ii)
Written Employment Contracts with Salaried Employees
The employees listed in Schedule 5.5.
Alfred Lunga
Apollo Lumala
Gilbert Millimouno
J.M. Graindorge
John Bamford
Justus Herman
Kaviera Dhego
Lucien Mitima
Mark Somlyay
Pieter Gideon van Niekerk
Simon Agotre
Will Thompson

Schedule 3.1(bb)(iii)
Labour Matters
Kibali Goldmines s.p.r.l. (formerly Borgakim Mining sprl) (“Kibali”), the company undertaking the Moto Gold Project, is required by DRC law to have a union if it has more than 30 employees. Kibali has one union. The mandate of the union is to ensure compliance with the DRC labour code (for example, with respect to pay rates), but the union does not have the right to bargain collectively on behalf of workers and there is no collective agreement. Workers engaged in the Moto Gold Project have individual agreements with Borgakim Mining sprl, which are in process of being transferred into the name of Kibali; the union is not a signatory to the employment contracts. There was an illegal work stoppage for a brief period in late April over the currency in which wages are paid, however, the workers were ordered back to work and returned to work without incident.

Schedule 3.1(ee)
Related Party Transactions
The Jonah Retainer referred to in Schedule 3.1(f).
Agreement dated 31 December 2007 between Orgaman, Border and Moto for the acquisition of Orgaman’s interest in the DRC subsidiaries
Loan Assignment Agreement dated January 30, 2008 between Orgaman, Moto, Border and the Subsidiaries.
OKIMO Assignment
Tripartite Agreement

Schedule 3.1(hh)
Rights of Other Persons
Moto has granted Orgaman the right to purchase, for no additional consideration, 100% of Border should Moto abandon all of its equity interest in the Moto Gold Project.
OKIMO has certain rights in respect of Kibali as set out in the Joint Venture Agreement and in the Articles of Kibali.

Schedule 3.1(jj)
Broker, etc., Fees Payable
Moto has agreed with BMO Nesbitt Burns Inc. (“BMO”), pursuant to a letter agreement dated March 28, 2009 (the “Engagement”), to pay BMO the following fees:
(a) Work Fee – No Work Fee will be paid for the first three months of the engagement. At the discretion of Moto, a further work fee will be considered with respect to any work to be conducted by BMO after such date. The Work Fee will be credited against any Completion Fee which becomes payable under the Engagement.
(b) Opinion Fee - A fee of $150,000 for the first Opinion, payable in cash on the date that BMO advises Moto that it is prepared to deliver such requested Opinion. In the event that BMO is required to update the Opinion in respect of the potential transaction a maximum charge of $10,000 shall be made. In the event of competing offers a maximum fee of $100,000 shall be made in respect of the first Opinion delivered respect of such transaction and a maximum of $10,000 for each update required.
(c) Announcement Fee - A fee of $1 million, payable upon the earlier to occur of (i) the execution by Moto of a binding agreement in respect of a Transaction (as such term is defined in the Engagement), or (ii) the public announcement of a Transaction recommended by Moto’s Board of Directors. The announcement fee will be credited against any Completion Fee which becomes payable under the Engagement.
(d) Completion Fee - If, during the term of the engagement of BMO or within a period of 12 months following termination of the Engagement by Moto, a Transaction is completed or Moto announces, or enters into an agreement in respect of, a Transaction which is subsequently completed, Moto will pay BMO a completion fee based on the Transaction Value (as defined therein) as follows:
— up to $4.25 per Moto share: 0.75% of Transaction Value; plus
— 2% of any incremental Transaction Value from $4.26 to $5.25 (inclusive) per Moto share; plus
— 3% of any incremental Transaction Value above $5.25 per Moto share.
The minimum fee payable will be $2.5 million. The maximum fee payable will be $10 million.

Schedule 3.1(kk)
Insurance
The insurance policies identified as items 18.1.01 to 18.1.03 in the index to the Data Room Information.
Moto failed to provide notice within the time required under its directors and officers liability insurance policy with American Home Assurance Company (the “Insurer”) in respect of the issuance of Moto Shares pursuant to the short form prospectus dated April 20, 2009. Notice was subsequently given and the Insurer has accepted cover.

Schedule 5.1(c)
Actions Not in the Ordinary Course of Business
None.

Schedule 5.1(j)
Approvals
None.

Schedule 5.5
Employment Agreements
Mark Arnesen
In accordance with the Offer of Employment as Chief Financial Officer of Moto to Mark Arnesen dated 16 August 2006, Mr. Arnesen is entitled to receive twelve months’ remuneration in the event that a third party acquires a majority of the outstanding Moto Shares and Mr. Arnesen is terminated without cause.
Reference is made to Employment Contracts made between Moto and each of the named individuals below. The date of the relevant Employment Contract is set forth following the name of each individual.
Mark Arnesen (November 6, 2008)
Andrew Dinning (November 6, 2008)
Louis Watum (November 6, 2008)
If the employee gives written notice within three months from the date of a Change of Control or Change of Employment that happens within two years after a Change of Control (as such terms are defined in the employee’s Employment Contract), or if the employee’s employment is terminated within two years of a Change of Control, the employee’s options shall be deemed to have vested immediately prior to the effective date of resignation and become exercisable in accordance with the provisions of the 2008 Moto Stock Option Plan and the employee is entitled to severance of two years’ annual base salary payable within ten days of the effective date of the termination of employment.
Jack Hamilton (November 1, 2008)
If the employee gives written notice within three months from the date of a Change of Control or Change of Employment (as such terms are defined in the employee’s Employment Contract), or if the employee’s employment is terminated within one year of a Change of Control, the employee’s options shall be deemed to have vested immediately prior to the effective date of resignation and become exercisable in accordance with the provisions of the 2008 Moto Stock Option Plan and the employee is entitled to a severance payment of $300,000 (subject to indexing of 10% per year each year from the date of the Employment Contract) payable within ten days of the effective date of the termination of employment.
Andrew Steers (November 6, 2008)
Paul Schmiede (November 5, 2008)
If the employee gives written notice within three months from the date of a Change of Control or Change of Employment that happens within two years of a Change of Control (as such terms are defined in the employee’s Employment Contract), or if the employee’s employment is terminated within two years of a Change of Control, the employee’s options shall be deemed to have vested immediately prior to the effective date of resignation and become exercisable in accordance with the provisions of the 2008 Moto Stock Option Plan and the employee is entitled to a severance payment of one year’s annual base salary payable within ten days of the effective date of the termination of employment.
Francis Powell (August 18, 2008)
Susan Scates (September 15, 2008)
Amy Whiting (April 21, 2008)
If the employee gives written notice within six weeks from the date of a Change of Control or Change of Employment that happens within one year of a Change of Control (as such terms are defined in the employee’s Employment Contract), or if the employee’s employment is terminated within one year of a Change of Control, the employee is entitled to a severance payment of three months’ base salary plus one additional week of base salary for each completed year of service. In the case of Ms. Powell, the employee’s options shall be deemed to have vested immediately prior to the effective date of resignation and become exercisable in accordance with the provisions of the 2008 Moto Stock Option Plan payable within ten days of the effective date of the termination of employment.
Under the Employment Contracts:
“Change of Control” means any of the following:
(a)	any change in direct or indirect ownership of the voting shares of the Company and/or Convertible Securities as a result of or following which an Acquiror beneficially owns, directly or indirectly, or exercises control or direction over shares of the Company and/or Convertible Securities such that, assuming only the conversion, exchange or exercise of the Convertible Securities beneficially owned or controlled by the Acquiror, that would entitle the holders thereof would be entitled to cast more than 50% of the votes attaching to all shares of the Company that may be cast to elect directors of the Company;

(b)	the acquisition by any third party of all or substantially all of the assets of the Company;

(c)	a merger of the Company with or into one or more other companies, corporations, trusts or other entities (other than subsidiaries of, or trusts or other entities controlled by, the Company):
(i)	where the members of the board of directors of Moto immediately prior to the consummation of the merger do not constitute a majority of the directors, trustees or other governing body of the company, corporation, trust or other entity surviving or continuing from the merger (the “continuing entity”);

(ii)	that results in the securityholders of the parties to the merger other than the Company owning, directly or indirectly, securities of the continuing entity that entitle the holders thereof to cast more than 50% of the votes attaching to all securities of the continuing entity that may be cast to elect its directors, trustees or other governing body; or

(iii)	that has been designated by resolution of the directors of the Company as a Change of Control prior to the consummation of the merger; and
“Change of Employment” means any of the following, following a Change of Control:
(a)	a change (other than a change that is clearly consistent with a promotion) in the Employee’s position or duties, responsibilities (including, without limitation, to who the Employee reports and who reports to the Employee), title or office in effect immediately prior to the Change of Control, which includes if the Employee is removed or not re- elected or re-appointed to any such position or office;

(b)	a reduction of the Employee’s remuneration or benefits in effect immediately prior to the Change of Control, or any failure to increase the Employee’s remuneration or benefits in a manner consistent with practices in effect immediately prior to the Change of Control or with practices implemented subsequent to the Change of Control, whichever is more favourable to the Employee;

(c)	a change in the Employee’s principal employment location other than as expressly contemplated in the Employment Contract;

(d)	a determination, made in good faith by the Employee, that as a result of the Change of Control or any action or event thereafter, the Employee’s status or responsibility in the Company or with respect to its subsidiaries has been diminished or the Employee is being effectively prevented from carrying out the Employee’s duties and responsibilities as they existed immediately prior to the Change of Control.
In addition, the expressions “acquisition” and “merger” include, as the context may require, a transaction or series of transactions by way of takeover bid, purchase, exchange, lease, statutory amalgamation, statutory merger, reorganization, consolidation, statutory arrangement, recapitalization, liquidation or other business combination.
Sam Jonah, KBE
Jonah Retainer referred to in Schedule 3.1(f).

Schedule 7.6.2
Indemnification
Each of the directors and officers and former directors and officers of Moto is a party to an Indemnification Agreement substantially in the following form:
INDEMNITY AGREEMENT
THIS AGREEMENT is made                                                             , 2007
BETWEEN:
Moto Goldmines Limited, a corporation incorporated under the laws of British Columbia and with its chief executive office at 30 Ledgar Road, Balcatta, Western Australia, 6021
(the “Corporation”)
AND:
•, a director and/or senior officer of the Corporation with an address •
(the “Director”)
WHEREAS:
A.	The Articles of the Corporation provide that the Corporation shall indemnify directors and officers to the fullest extent permitted by the Business Corporations Act (British Columbia) (the “Act”); and

B.	The Corporation has agreed to enter into this Agreement with the Director to induce the Director to act or continue to act as a director of the Corporation.
NOW, THEREFORE, in consideration of the premises and the Director’s service or continued service as a director of the Corporation the parties covenant and agree as follows:
1.	DEFINITIONS
For the purposes of this Agreement, the following terms have the following meanings:
1.1.	“associated corporation” means a corporation or entity (including a partnership, trust, joint venture or other unincorporated entity) of which the Director is or was or will be a director or officer (or holds or held or will hold an equivalent position):

1.1.1.	at a time when such corporation or entity was affiliated (within the meaning of the Act) with the Corporation; or

1.1.2.	at the request of the Corporation.
1.2.	“Document” includes any document or record of the Corporation accessed pursuant to section 9.1 and any document or record regarding or relating to the Corporation or an associated corporation that was given to the Director during the time he or she was a director or officer of the Corporation or an associated corporation;

1.3.	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

1.4.	“eligible proceeding” means a proceeding in which the Director or any of the heirs and personal or other legal representatives of the Director, by reason of the Director being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Corporation or an associated corporation:
1.4.1.	is or may be joined as a party, or

1.4.2.	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;
1.5.	“expenses” includes, without limitation, reasonable and actually incurred costs, charges and expenses, including actual legal and other fees, and out of pocket expenses, including those incurred in attending discoveries, trials, hearings and meetings to prepare for those proceedings, and whether incurred before or after the date of this Agreement, but “expenses” does not include any eligible penalty; and

1.6.	“proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

2.	INDEMNITY

2.1.	Full Indemnity. The Corporation shall, to the fullest extent permitted by applicable law, immediately indemnify and save harmless the Director in respect of all eligible penalties and eligible proceedings and expenses related thereto.

2.2.	Obligation to Indemnify. Without limiting section 2.1, but subject to section 4, the Corporation shall:
2.2.1.	indemnify the Director against all eligible penalties to which the Director is or may be liable; and

2.2.2.	after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by the Director in respect of that proceeding, regardless of whether the Director was successful, on the merits or otherwise, in the outcome of the proceeding.
2.3.	Extension of Indemnity. This indemnity shall extend to cover expenses related to:
2.3.1.	investigations, inquiries and hearings, whether or not charges have been laid, a claim has been made, or an action or proceeding has been commenced against the Corporation, an associated corporation or the Director; and

2.3.2.	any situation in which the Director is compelled by authorities or requested by the Corporation or by an associated corporation to participate in an investigation, inquiry, hearing, action or proceeding, in any case whether occurring before or after the date of this Agreement.

2.4.	Presumptions / Knowledge. For the purposes of the indemnity provided under this Agreement:
2.4.1.	The Director shall be deemed, subject only to compelling evidence to the contrary, to have acted in good faith and in the best interests of the Corporation or associated corporation, as the case may be, and the Corporation shall have the burden of establishing the absence of good faith or best interests of the Corporation or associated corporation, as the case may be;

2.4.2.	The knowledge and/or actions, or failure to act, of any other director, officer, agent or employee of the Corporation or any associated corporation will not be imputed to the Director for purposes of determining the right to indemnification under this Agreement; and

2.4.3.	The Corporation shall have the burden of establishing that any expense it wishes to challenge is not reasonable.
2.5.	Approvals. To the extent that prior court or other approval is required in connection with any indemnification obligation of the Corporation under this Agreement, the Corporation shall seek and use all reasonable efforts to obtain that approval as soon as reasonably possible in the circumstances.

3.	INDEMNITY NOT INVALIDATED
The failure of the Director to comply with the provisions of the Act or the Notice of Articles or Articles of the Corporation or of the constating documents of an associated corporation shall not invalidate any indemnity to which the Director is entitled under this Agreement and failure to give notice in a timely fashion as required by section 6 will not disentitle the Director to indemnification.

4.	INDEMNITY PROHIBITED

4.1.	General Prohibition. The Corporation shall not indemnify the Director under section 2.2.1 or pay the expenses of the Director under section 2.2.2 or section 7.1:
4.1.1.	if, in relation to the subject matter of the eligible proceeding, the Director did not act honestly and in good faith with a view to the best interests of the Corporation or the associated corporation, as applicable; or

4.1.2.	if, in the case of an eligible proceeding other than a civil proceeding, the Director did not have reasonable grounds for believing that the conduct of the Director in respect of which the proceeding was brought was lawful.
4.2.	Derivative Action. If an eligible proceeding is brought against the Director by or on behalf of the Corporation or by or on behalf of an associated corporation, the Corporation shall not:
4.2.1.	indemnify the Director under section 2.2.1 in respect of the proceeding; or

4.2.2.	pay the expenses of the Director under section 2.2.2 or section 7.1 if the Director was not wholly successful, on the merits or otherwise, in the outcome of the proceeding or was not substantially successful on the merits in the outcome of the proceeding.
4.3.	Proceedings by Director. The indemnity provided under this Agreement will not apply to any proceeding initiated by the Director against:
4.3.1.	the Corporation, unless it is brought to establish or enforce any right under this Agreement; or

4.3.2.	any other person or entity unless the Corporation or an associated corporation has joined with the Director in or has consented to the initiation of such proceeding.
5.	MATTERS IN RELATION TO INVESTIGATION AND DEFENCE

5.1.	Investigation by Corporation. The Corporation may conduct any investigation it considers appropriate of any eligible proceeding of which it receives notice and will pay all costs of that investigation. Upon receipt of reasonable notice from the Corporation, the Director shall, acting reasonably, co-operate fully with the investigation; provided that the Director will not be required to provide assistance that would materially prejudice the Director’s defence, the Director’s ability to fulfil the Director’s business obligations, or the conduct of the Director’s business or personal affairs.

5.2.	Payment of Per Diem. If the Corporation or an associated corporation requests the Director to attend as a witness or as a participant other than as a named party in an eligible proceeding and the Director is not then an employee of the Corporation, the Corporation will compensate the Director at a rate of A$ per day (or partial day of at least 2 hours duration), such rate to be adjusted annually to reflect the percentage change in the consumer price index weighted average of eight capital cities over financial years as published by the Australian Bureau of Statistics.

5.3.	Conduct of Defence. With respect to the indemnity that is provided for in this Agreement, the Corporation shall review any claim, action or proceeding of any kind whatsoever against or involving the Director that would come within the terms of section 2 in the following manner:

5.3.1.	If both the Corporation and the Director are satisfied that there is no conflict between the interests of the Corporation and the interests of the Director, the Corporation shall be entitled to choose to take carriage of the Director’s defence, provided that any settlement of such claim, action or proceeding must be acceptable to the Director, acting reasonably.

5.3.2.	If either the Corporation or the Director determines that there is a conflict between the interests of the Corporation and the interests of the Director, then the Director will negotiate or defend such claim, action or proceeding independently of the Corporation, including retaining independent legal counsel, with all the related costs to be paid by the Corporation in accordance with section 2. The Director may negotiate and settle any such claim, action or proceeding independently of the Corporation, but the Corporation shall not be liable for any settlement negotiated without its prior written consent, which consent may not be unreasonably withheld.

5.3.3.	If the Director is named as a party to or a witness in any eligible proceeding, or the Director is questioned or any of the Director’s actions, omissions or activities are in any way investigated, reviewed or examined, the Director shall be entitled to retain independent legal counsel at the Corporation’s expense to act on the Director’s behalf to provide an initial assessment to the Director of the appropriate course of action for the Director and to continue to represent the Director if it is determined that there is a conflict between the interests of the Corporation and the interests of the Director.

6.	NOTICE OF CLAIM
Upon the Director becoming aware of any actual, threatened or potential action or proceeding that would come within the terms of section 2, the Director shall give, or cause to be given, written notice, along with the fullest information obtainable, to the Corporation as soon as practicable.
7.	PAYMENTS

7.1.	Advancement of Expenses. The Corporation shall pay expenses actually and reasonably incurred by the Director, as they are incurred in advance of the final disposition of an eligible proceeding, in respect of that proceeding if the Director first gives the Corporation a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by section 4, the Director shall repay the amounts advanced.

7.2.	Prompt Payment. The Corporation shall pay any amounts due under section 2 to the Director or as the Director may direct no later than 30 days after:
7.2.1.	notice of any claim or demand to pay monies in connection with an expense described in section 2 has been received by the Corporation and is due and payable by the Director; or

7.2.2.	an eligible penalty is due and payable by the Director.
7.3.	Tax Gross Up. Any indemnity payment made pursuant to this Agreement shall be grossed up by the amount of any tax payable by the Director to taxing authorities having jurisdiction. The Director shall be entitled to full indemnification notwithstanding any deductible amounts or policy limits contained in any applicable insurance policy.

8.	INSURANCE

8.1.	Obligation to Obtain Insurance. The Corporation shall purchase and maintain in full force and effect directors’ and officers’ liability insurance policies with a reputable insurer(s) with coverage similar in scope to those policies held by comparable companies, in comparable circumstances, to indemnify the Director against any liability or expense that may be incurred by the Director by reason of the Director being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Corporation or an associated corporation, which policies are approved by the board of directors of the Corporation.

8.2.	Change of Control. If the Corporation is subject to a change of control as a consequence of a takeover or is sold or enters into a business combination as a result of which the directors’ and officers’ liability insurance policies are terminated and not replaced with a substantially similar policy or policies equally applicable to the Director, the Corporation will cause run off “tail” insurance to be purchased for the benefit of the Director with substantially the same coverage for the balance of the term referred to in section 8.5 without any gap in coverage.

8.3.	Copies. The Corporation shall provide the Director on request with a copy of any contract of insurance entered into by the Corporation under this section, including any certificate of insurance, evidence of payment of premiums, policy wording, and evidence of any renewal of that contract of insurance. The Corporation will promptly notify the Director if any insurer cancels, makes material changes to directors’ and officers’ liability coverage or refuses to renew coverage (or any part of the coverage).

8.4.	No Double-Recovery. The Corporation shall not be liable to provide an indemnity under this Agreement to the extend that the Director has recovered sums in connection with a matter covered by this Agreement under any insurance the Corporation has obtained as contemplated under this section 8, it being the intention of the parties that the Director may only recover once in respect of the same liability. The Director shall not be required to wait for payment under any such insurance, but if the Director is indemnified by the

Corporation and subsequently receives payment in respect of the same liability under such insurance, the Director shall immediately pay such amount to the Corporation.

8.5.	Term of Insurance Obligation. The obligations of the Corporation under this section 8 shall continue of 10 years after the Director ceases to be a director or officer of the Corporation.

9.	DOCUMENTS AND RECORDS

9.1.	Right of Access. The Corporation shall permit the Director, at all reasonable times and at the expense of the Corporation, to have access to, to inspect and to make copies of all documents and records to which the Director would have had access during the period that the Director was a director of the Corporation or associated corporation, except that the Corporation may refuse such access, inspection and copying right if:
9.1.1.	the board of directors of the Corporation, acting reasonably and in good faith, has determined that:
9.1.1.1.	to allow access, inspection and copying would be prejudicial to the Corporation’s interests; or

9.1.1.2.	such access, inspection and copying is for an improper purpose or a purpose that is inconsistent with the Director obtaining protection from a liability or expense that would come under section 2 of this Agreement; or
9.1.2.	such access, inspection and copying is inconsistent with the Director’s rights and obligations under this Agreement.
9.2.	Right to Keep Documents. The Director acknowledges and agrees that any Documents remain the property of the Corporation or the associated corporation and that the Director must return any Document and all copies to the owner upon demand by the Corporation. Subject to the foregoing and to section 9.3, the Director may keep and retain possession of any Document, unless:
9.2.1.	conditions regarding possession or disposal of the Document were attached to the Document when it was given to the Director or subsequently, in which case the Director shall observe such conditions; or

9.2.2.	the Document is subject to legal professional privilege vesting solely in the Corporation or an associated corporation,

9.2.3.	requested by the Corporation to return the Document and any copies.
9.3.	Confidentiality. The Director shall keep confidential all confidential information of the Corporation and its associated corporations and all confidential information contained in any Document, any documents or records that are accessed by the Director pursuant to section 9.1 and, in particular, any Document that is the subject of legal professional privilege of the Corporation, whether solely or joint, except for the purposes of and to the extent necessary to obtain legal advice in relation to the liability or potential liability of the Director by virtue of being a director or officer of, or holding a position equivalent to that of a director or officer of, the Corporation or an associated corporation. This obligation of confidentiality shall survive indefinitely following the Director ceasing to be a director or officer of, or holding a position equivalent to that of a director or officer of, the Corporation or an associated corporation, but shall cease to apply to any information of the Corporation that comes into the public domain for any reason other than breach by the Director of this obligation of confidentiality.

9.4.	Protection of Privilege. The Director shall not, without the prior consent of the Corporation, act in any way to cause the legal professional privilege of the Corporation or any associated corporation (whether sole or joint) in a Document to be waived, extinguished or lost.

10.	PROFESSIONAL ADVICE
The Director may, when considered reasonably necessary by the Director and in accordance with the Corporation’s policies from time to time and at the Corporation’s expense, but subject to prior approval of the Corporation, which shall not be unreasonably withheld or delayed, seek professional advice from independent advisers in relation to and in the course of performing the Director’s duties to the Corporation or an associated corporation.
11.	RESIGNATION OF DIRECTOR OR OFFICER
Nothing in this Agreement shall prevent the Director from resigning as a director or officer of, or from a position equivalent to that of a director or officer of, the Corporation or an associated corporation at any time, and no such resignation shall in any way affect or impair the rights of the Director under this Agreement.
12.	SUBROGATION
If any payment is made under this Agreement, the Corporation shall be subrogated to the extent of such payment to all the Director’s rights of recovery. In such case, the Director shall execute all documents required and shall do everything necessary to secure and preserve such rights, including the execution of such documents as are necessary to enable the Corporation effectively to bring action in the name of the Director.
13.	SEVERABILITY
If any provision of this Agreement is held to be invalid, illegal or unenforceable for any reason whatsoever, the validity, legality and enforceability of the remaining provisions of this Agreement (including, without limitation, all portions of any section of this Agreement containing such provision held to be invalid, illegal or unenforceable that are not of themselves invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby.

14.	NOTICES
Any demand, notice or communication (a “notice”) to be given in connection with this Agreement must be given in writing and may be given by personal delivery, by registered mail, by e-mail or by fax addressed to the recipient as follows:

14.1.	To the Corporation:

Moto Goldmines Limited
30 Ledgar Road,|
Balcatta, Western Australia 6021
Australia

Phone: +61 02 9212 7999
Fax: +61 02 92815747
Email:

14.1.2.	To the Director:

Phone:

Fax:

Email:

or to such other address, individual, e-mail address, or fax number as may be designated by notice in accordance with this section. Any notice shall be conclusively deemed to have been given if personally delivered, on the day of actual delivery thereof; if given by registered mail, on the fifth business day following the deposit thereof in the mail; if given by e-mail, on the first business day following transmittal thereof; and, if given by fax, on the first business day following transmittal thereof. If the party giving any notice knows or ought reasonably to know of any difficulty with any particular mode of giving notice that might affect prompt receipt of the notice, any notice shall be given by a mode of delivery of notice that is not subject to such difficulty.
15.	APPLICABLE LAW
This indemnity agreement is governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.
16.	BENEFIT OF THE AGREEMENT
This Agreement shall enure to the benefit of and be binding upon the Corporation and its successors, and upon the Director and the Director’s heirs and legal personal representatives. This Agreement is not assignable by any party.

IN WITNESS WHEREOF the Corporation and the Director have executed this Agreement as of the date first above written.

MOTO GOLDMINES LIMITED
By:
Name:

Print Name of Director: